ZENTEK LTD.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO

THE ANNUAL AND MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 29, 2022

Dated August 25, 2022

ZENTEK LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual meeting (the "Meeting") of the shareholders ("Shareholders") of Zentek Ltd. (the "Corporation") will be held at Delta Guelph Hotel, 50 Stone Rd W, Guelph, ON N1G 0A9, and in virtual format, which will be conducted via live audio webcast at https://virtual-meetings.tsxtrust.com/1313, on Thursday, September 29, 2022 at 4:00 p.m. (Eastern Standard Time), for the following purposes:

1. to receive and consider the financial statements of the Corporation for the year ended March 31, 2022 and the report of the auditors thereon;

2. to appoint BDO Canada LLP, Chartered Professional Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

3. to elect the directors of the Corporation for the ensuing year;

4. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the adoption of an omnibus long-term incentive plan of the Corporation;

5. to consider, and, if deemed advisable, pass, with or without variation, a special resolution authorizing the directors to change the registered address of the Corporation, as more particularly described in the accompanying management information circular; and

6. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the management information circular of the Corporation under the section entitled Matters to be Acted Upon.

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is Thursday, August 25, 2022 (the "Record Date"). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof.

COVID-19 GUIDANCE

In the context of the effort to mitigate potential risk to the health and safety associated with COVID-19, shareholders are being discouraged from attending the Meeting in person. All shareholders are encouraged to vote on the matters before the Meeting by proxy in the manner set out herein and in the accompanying management information circular dated August 25, 2022 of the Corporation.

Voting

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Corporation's transfer agent and registrar, TSX Trust Company, at Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1, or go to

www.voteproxyonline.com and enter his or her 12-digit control number by 4:00 p.m. (Eastern time) on Tuesday, September 27th, 2022, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned meeting.

Shareholders who are unable to attend the Meeting virtually or in person, are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The accompanying management information circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of annual and special meeting. Additional information about the Corporation and its financial statements are also available on the Corporation's profile at www.sedar.com.

SHAREHOLDERS ARE REMINDED TO REVIEW THE CIRCULAR BEFORE VOTING.

DATED this 25th day of August, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF

ZENTEK LTD.

"Dr. Francis Dubé"
Dr. Francis Dubé
Chair of the Board of Directors

ZENTEK LTD.

MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION RESPECTING THE MEETING

This information is given as of August 25, 2022, unless stated otherwise

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF ZENTEK LTD. (the "Corporation") of proxies to be used at the annual and special meeting of shareholders of the Corporation to be held in a virtual format which will be conducted via live audio webcast at https://virtual- meetings.tsxtrust.com/1313 and in person at Delta Guelph Hotel, 50 Stone Rd W, Guelph, ON N1G 0A9, on Thursday, September 29, 2022 at 4:00 p.m. (Eastern time), and at any adjournment or postponement thereof (the "Meeting") for the purposes set out in the acompanying notice of meeting (the "Notice of Meeting"). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Notice of Meeting, this management information circular (the "Management Information Circular"), the annual financial statements of the Corporation for the financial year ended March 31, 2022 and other meeting materials, if applicable (collectively the "Meeting Materials") to the beneficial owners of the common shares (the "Common Shares") held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of proxies will be borne by the Corporation. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting.

COVID-19 GUIDANCE

In the context of the effort to mitigate potential risk to the health and safety associated with COVID-19, the Corporation will be holding its meeting in a virtual and in-person format, however the shareholders are being discouraged to attend the Meeting in person. All shareholders are encouraged to vote on the matters before the Meeting by proxy in the manner set out in the Notice of Meeting and this Management Information Circular.

Shareholders will have an equal opportunity to participate at the Meeting online regardless of geographic location. Registered shareholders of Common Shares (each a "Registered Shareholder") and proxyholders will be able to attend the virtual meeting via a smartphone, laptop or computer and vote, and will be considered to be present in person at the Meeting for the purposes of determining quorum. Non-registered shareholders ("Non-Registered Shareholders") who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as a guest, but will not be able to vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Non-Registered Shareholders, and, as a result, will have no knowledge of their shareholdings or entitlement to vote unless they appoint themselves as proxyholder. Please see "Appointment and Revocation of Proxies" below.

ATTENDING THE SHAREHOLDER MEETING ELECTRONICALLY

The Meeting will be held online at https://virtual-meetings.tsxtrust.com/1313. In order to access the Meeting, shareholders will require internet connectivity. It is strongly recommended that shareholders access the Meeting at least 15 minutes before the Meeting starts and ensure his or her web browser and internet connection are working properly.

Shareholders can simply go to the above website in his or her web browser (not a Google search) on his or her smartphone, tablet or computer. Shareholders will need the latest versions of Chrome, Safari, Edge or Firefox. It is important that shareholders ensure their internet browser is compatible by logging in early. Please do not use internet explorer.

I have a control number

If a shareholder received a form of proxy from the Corporation's transfer agent and registrar, TSX Trust Company (the "Transfer Agent"), with a control number, such shareholders should select "I have a control number" and enter his or her control number and the following case sensitive password:

zen2022

I am a Guest

If a shareholder does not have a control number, such shareholders should select "I am a Guest" and fill in the required information.

Navigation

When successfully authenticated, the info screen will be displayed. Shareholders can view the Corporation's information, ask questions and watch the webcast. If a shareholder would like to watch the webcast, press the play icon. If viewing on a computer, the webcast will appear automatically once the Meeting has started.

Voting

Once the voting is announced, shareholders should click the voting icon on the left-hand side. To vote, simply select the desired voting direction from the options shown on screen and click "Submit". A confirmation message will appear to show the vote has been received. If a shareholder has additional control numbers to vote, click "I have additional control numbers" at the top to enter the additional credential. To change a vote, simply click "Refresh Voting Resolutions". Voting will remain open until the voting on the ballot is closed.

How to vote by proxy

Voting by proxy means appointing someone (a proxyholder) to attend the Meeting and vote according to instructions provided by the Shareholder.

1. Appointing someone as proxyholder. Brian Bosse, Chief Operations Officer, whom failing Wendy Ford, Chief Financial Officer, will be the Meeting's default proxyholders unless the shareholder appoints someone else. If a shareholder wants to appoint someone else to be their proxyholder, follow the instructions set out below in "Appointment and Revocation of Proxies".

The person the shareholder appoints will need to contact the Transfer Agent at TMXEInvestorServices@tmx.com to request a control number to be represented or voted at the Meeting. It is the responsibility of the shareholder to advise their proxy (the person they appoint) to contact the Transfer Agent to request a control number. Without the control number, proxyholders will not be able to participate at the Meeting.

2. Provide voting instructions. See "Exercise of Discretion by Proxies" below.

3. Send in proxy form. See "Appointment and Revocation of Proxies" below.

Questions

Eligible shareholders attending the meeting may ask questions during the Meeting. Messages can be submitted at any time during the Q&A session up until the chair closes the session. If a shareholder would like to ask a question, select the "Ask a Question" icon on the left. Type the desired message within the chat box in the messaging screen. Once happy with the message, click the "Ask Now" button. Questions sent via TSX Trust Virtual Meeting platform will be moderated before being sent to the chair.

It is the shareholders' responsibility to ensure connectivity during the Meeting and the Corporation encourages its shareholders to allow sufficient time to log in to the Meeting before it begins. It is strongly recommended that shareholders access the Meeting at least 15 minutes before the Meeting starts.

APPOINTMENT AND REVOCATION OF PROXIES

The purpose of a form of proxy is to designate persons who will vote on the shareholder's behalf in accordance with the instructions given by the shareholder in the form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Corporation. A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed form of proxy with the Transfer Agent not later than 4:00 p.m. (Eastern time) on Tuesday, September 27, 2022 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting at which the form of proxy is to be used. A form of proxy should be executed by the Registered Shareholder or his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized.

Proxies may be deposited with the Transfer Agent using one of the following methods:

A holder of Common Shares who appears on the records maintained by the Corporation's registrar and transfer agent as a Registered Shareholder may vote in person at the Meeting or may appoint another person to represent such Registered Shareholder as proxy and to vote the Common Shares of such Registered Shareholder at the Meeting. In order to appoint another person as proxy, a Registered Shareholder must complete, execute and deliver the form of proxy accompanying this Management Information Circular, or another proper form of proxy, in the manner specified in the Notice of Meeting.

The purpose of a form of proxy is to designate persons who will vote on the shareholder's behalf in accordance with the instructions given by the shareholder in the form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Corporation. A REGISTERED  SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed form of proxy with the Corporation's transfer agent and registrar, not later than 4:00 p.m. (Eastern time) on Tuesday, September 27, 2022 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting at which the form of proxy is to be used. A form of proxy should be executed by the Registered Shareholder or his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized.

Proxies may be deposited with the transfer agent using one of the following methods

By Mail or Hand Delivery:	TSX Trust Company Suite 301 100 Adelaide Street West Toronto, Ontario M5H 4H1
By Fax:	416-595-9593
By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the form of proxy accompanying this Management Information Circular).

Registered Shareholders that wish to appoint a third-party proxyholder to represent them at the virtual meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Registered Shareholder has submitted their proxy and/or voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an Invite Code to participate in the meeting. For any questions, a Registered Shareholder should contact the Transfer Agent toll free in North America at 1(866) 600-5869 or, if calling from outside North America, at 416-342- 1091 or by email at TMXEInvestoerservices@tmx.com.

A Registered Shareholder who has given a form of proxy may revoke the form of proxy at any time prior to using it: (a) by depositing an instrument in writing, including another completed form of proxy, executed by such Registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the Registered Shareholder is a corporation, by an authorized officer or attorney thereof at, or by transmitting by telephone or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to (i) the registered office of the Corporation, located at 24 Corporate Ct, Guelph, Ontario N1G 5G5, at any time prior to 5:00 p.m. (Eastern time) on the last business day preceding the day of the Meeting or any adjournment thereof or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or (b) in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The Common Shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any ballot that may be called for and, if a Registered Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by the proxy shall be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority and will be voted for the election of directors, for the appointment of auditors and the authorization of the directors to fix their remuneration and for each item of special business, as stated elsewhere in this Management Information Circular.

The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting in such manner as such nominee in his judgment may determine. At the time of printing this Management Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

ADVICE TO NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders of the Corporation do not hold Common Shares in their own name. Only Registered Shareholders or the persons they appoint as their proxies are permitted to attend and vote at the Meeting and only forms of proxy deposited by Registered Shareholders will be recognized and acted upon at the Meeting. Common Shares beneficially owned by a non-registered holder (each a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) (each a "Clearing Agency") of which the Intermediary is a participant. Accordingly, such Intermediaries and Clearing Agencies would be the Registered Shareholder and would appear as such on the list maintained by the Transfer Agent. Non- Registered Holders do not appear on the list of the Registered Shareholders maintained by the Transfer Agent.

Distribution of Meeting Materials to Non-Registered Holders

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Meeting Materials to the Clearing Agencies and Intermediaries for onward distribution to Non- Registered Holders as well as directly to NOBOs (as defined below).

Non-Registered Holders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. If you are a NOBO and the Corporation or its agent has sent the Meeting Materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf.

The Corporation's OBOs can expect to be contacted by their Intermediary. The Corporation does not intend to pay for Intermediaries to deliver the Meeting Materials to OBOs and it is the responsibility of such Intermediaries to ensure delivery of the Meeting Materials to their OBOs.

Voting by Non-Registered Holders

The Common Shares held by Non-Registered Holders can only be voted or withheld from voting at the direction of the Non-Registered Holder. Without specific instructions, Intermediaries or Clearing Agencies are prohibited from voting Common Shares on behalf of Non-Registered Holders. Therefore, each Non-Registered Holder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

The various Intermediaries have their own mailing procedures and provide their own return instructions to Non-Registered Holders, which should be carefully followed by Non-Registered Holders in order to ensure that their Common Shares are voted at the Meeting.

Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form (a "VIF"). If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non- Registered Holder's behalf), the VIF must be completed, signed and returned in accordance with the directions on the form.

or,

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which is otherwise not completed. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must complete and sign the form of proxy and in accordance with the directions on the form.

Voting by Non-Registered Holders at the Meeting

Although a Non-Registered Holder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of an Intermediary or a Clearing Agency, a Non- Registered Holder may attend the Meeting as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder and vote such Common Shares as a proxyholder. A Non-Registered Holder who wishes to attend the Meeting and to vote their Common Shares as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder, should (a) if they received a VIF, follow the directions indicated on the VIF; or (b) if they received a form of proxy strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder's or its nominees name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those instructions regarding when and where the VIF or the form of proxy is to be delivered.

All references to shareholders in the Meeting Materials are to Registered Shareholders as set forth on the list of Registered Shareholders of the Corporation as maintained by the Transfer Agent, unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS OR COMPANIES

IN MATTERS TO BE ACTED UPON

Other than as disclosed herein, no director or executive officer of the Corporation who has held such position at any time since the beginning of the Corporation's last financial year, each proposed nominee for election as a director of the Corporation, and associates or affiliates of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As of August 25, 2022, there are 99,363,058 Common Shares issued and outstanding.

Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of Shareholders entitled to receive notice of the Meeting has been fixed at Thursday, August 25, 2022 (the "Record Date"). All such holders of record of Common Shares on the Record Date are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation's transfer agent, TSX Trust Company, within the time specified in the Notice, to attend and to vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, controls or directs, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Corporation (the "Board"), the matters to be brought before the Meeting are those matters set forth in the Notice.

1. PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended March 31, 2022 and the report of the auditors thereon will be placed before the shareholders at the Meeting. No vote will be taken on the financial statements. The financial statements and additional information concerning the Corporation are available under the Corporation's profile at www.sedar.com.

2. ELECTION OF DIRECTORS

The Board currently consists of six (6) directors to be elected annually. At the Meeting, six (6) directors will be nominated by management for election as directors for the ensuing year. The following table states the names of the persons nominated by management for election as directors, any offices with the Corporation currently held by them, their principal occupations or employment, the period or periods of service as directors of the Corporation and the approximate number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by them as of the date hereof.

Name, province or state and country of residence and position, if any, held in the Corporation	Principal Occupation	Served as Director of the Corporation since	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed at present(1)	Percentage of Voting Shares Owned or Controlled
Dr. Francis Dubé Ontario, Canada Executive Chairman and Director	Executive Chairman of the Corporation, Corporate Director and Optometrist.	May 11, 2018	736,309	0.7%
Greg Fenton(3) St. James, Barbados Chief Executive Officer and Director	Chief Executive Officer of the Corporation and Corporate Director	July 11, 2018	2,566,825(4)	2.6%
Brian Bosse Ontario, Canada Chief Operations Officer and Director	Chief Operations Officer of the Corporation, Chief Executive Officer and Director at IC Capitalight Corp., and Corporate Director	May 11, 2018	290,704	0.3%
Eric Wallman(2)(3) Manitoba, Canada Director	Senior Vice- President, Finance and Administration at Bothwell Cheese, Board Member of the Western Dairy Council, Corporate Director	May 11, 2018	171,755(5)	0.2%

Name, province or state and country of residence and position, if any, held in the Corporation	Principal Occupation	Served as Director of the Corporation since	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed at present(1)	Percentage of Voting Shares Owned or Controlled
Frank Klees(2)(3) Ontario, Canada Director	Corporate Director	July 11, 2018	264,000(6)	0.3%
Ilse Treurnicht(2) Ontario, Canada Director	Managing Partner, TwinRiver Capital	July 5, 2022	Nil	Nil

Notes:

(1) The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

(4) 34,000 Common Shares are held directly and 2,532,825 Common Shares are held by Artisan Investments Inc., a corporation controlled by Mr. Fenton.

(5) 125,155 Common Shares are held directly, 24,900 Common Shares are held by PTM Investment Club, a corporation controlled by Mr. Wallman, and 21,700 Common Shares are held by Ms. Brenda Wallman, Mr. Wallman's wife which Mr. Wallman has direction and control over.

(6) 94,000 Common Shares are held directly, 150,000 Common Shares are held by Klees & Associates Ltd., a corporation controlled by Mr. Klees, and 20,000 Common Shares are held by Janie Klees, which Mr. Klees has direction and control over.

Nominees Principal Occupations

The principal occupations of the director nominees during the past five years are as follows:

Greg Fenton: Mr. Fenton is the Chief Executive Officer and a director of the Corporation. Prior thereto, Mr. Fenton was the Chief Strategy Officer of the Corporation (September 27, 2019 to December 7, 2020). Mr. Fenton is currently the President at Fortem Partners International Limited (2016 to present) and is a Corporate Director.

Dr. Francis Dubé: Dr. Dubé is the Executive Chairman of the Board and a director of the Corporation. Prior thereto, Dr. Dubé was the Co-Chief Executive Officer of the Corporation, (August 14, 2018 to April 1, 2019) and the Chief Executive Officer of the Corporation. In addition, Dr. Dubé is a Corporate Director and an Optometrist.

Brian Bosse: Mr. Bosse is the Chief Operations Officer and a director of the Corporation. Prior thereto, Mr. Bosse was the Chief Financial Officer of the Corporation (September 14, 2018 to May 2018), an officer and a director at IC Capitalight Corp. and is currently a Corporate Director.

Eric Wallman: Mr. Wallman is a director of the Corporation. Mr. Wallman is the Senior Vice- President, Finance and Administration at Bothwell Cheese, Board Member of the Western Dairy Council, and a Corporate Director.

Frank Klees: Mr. Klees is a director of the Corporation Currently Mr. Klees is a Corporate Director.

Ilse Treurnicht: Ms. Treurnicht holds a DPhil in chemistry from Oxford University in the United Kingdom, which she attended as a Rhodes Scholar. Ms. Treurnicht is Managing Partner of TwinRiver Capital, an impact investment firm focused on advancing positive environmental and social impact while delivering strong financial returns. Ms. Treurnicht also brings several years of senior Board-level experience to the Corporation, currently serving as Chair of the Public Policy Forum, and a director of the Equality Fund.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Management has no reason to believe that any of the nominees will be unable to serve as a director but, IF A NOMINEE IS, FOR ANY REASON, UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

Corporate Cease Trade Orders or Bankruptcies

Other than as set forth below, no proposed director, within 10 years before the date of this Management Information Circular, has been a director, chief executive officer or chief financial officer of any company that:

(a) was subject to: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively an "Order") and that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Corporation, no proposed director, within 10 years before the date of this Management Information Circular, has been a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

To the knowledge of the Corporation, none of the directors of the Corporation have, within the 10 years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties and Sanctions

To the knowledge of the Corporation, none of the directors of the Corporation have, within the 10 years before the date of this Management Information Circular, been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

3. APPOINTMENT OF AUDITOR

McGovern Hurley LLP, the former auditors of the Corporation, resigned as the auditors of the Corporation, in connection with the listing of the Common Shares on the NASDAQ, effective March 21, 2022. The Board appointed BDO Canada LLP, as auditors of the Corporation effective March 21, 2022, to fill the vacancy created thereby. Shareholders are being asked to confirm the actions of the Board and appoint March 21, 2022 as auditors of the Corporation to hold office until the next annual meeting of shareholders. McGovern Hurley LLP were first appointed as the auditors of the Corporation on May 3, 2010.

UNLESS THE SHAREHOLDER DIRECTS THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN CONNECTION WITH THE CONFIRMATION AND APPOINTMENT OF AUDITORS, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPOINTMENT OF BDO CANADA LLP AS THE AUDITORS OF THE CORPORATION UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.

In accordance with the provisions of National Instrument 51-102 - Continuous Disclosure Obligations, attached to this Management Information Circular as Schedule "A", is the requisite reporting package, including the notice of the Corporation to McGovern Hurley LLP and BDO Canada LLP stating that there are no reportable events and the letters of each of McGovern Hurley LLP and BDO Canada LLP to the British Columbia Securities Commission, Alberta Securities Commission, Financial and Consumer Affairs Authority of Saskatchewan, The Manitoba Securities Commission, Ontario Securities Commission, New Brunswick Securities Commission, Nova Scotia Securities Commission, Superintendent of Securities, Government of Prince Edward Island and the Department of Government Services and Lands (Newfoundland and Labrador).

4. APPROVAL OF OMNIBUS LONG-TERM INCENTIVE PLAN

At the Meeting, Shareholders will be asked to approve the adoption of the Corporation's Omnibus Long Term Incentive Plan (the "LTIP"), and pass the ordinary resolution set forth below (the "LTIP Resolution"). The complete text of the LTIP is set out in Schedule "B" to this Management Information Circular and a summary of its material terms is provided below.

Any existing options that were granted prior to the effective date of the LTIP pursuant to the Corporation's existing stock option plan (the "Legacy Stock Option Plan"), which was last approved by the Shareholders on September 27, 2021 and will continue in accordance with their terms. Upon the effective date of the LTIP, however, options shall no longer be granted pursuant to the Legacy Stock Option Plan and shall only be granted pursuant to the LTIP. The LTIP was conditionally approved by the TSX Venture Exchange (the "TSXV") on August 23, 2022, and is subject to confirmation and approval by the shareholders of the Corporation and satisfying the requirements of the TSXV, including the filing of applicable documentation.

The LTIP will allow for a variety of equity-based awards that provide different types of incentives to be granted to certain of our executive officers, employees and consultants (in the case of options ("Options"), performance share units ("PSUs") and restricted share units ("RSUs"). Options, PSUs and RSUs are collectively referred to herein as "Awards". Each Award will represent the right to receive Common Shares, or in the case of PSUs and RSUs, Common Shares or cash, in accordance with the terms of the LTIP. The following discussion is qualified in its entirety by the text of the LTIP.

Under the terms of the LTIP, the Board, or if authorized by the Board, the Compensation Committee, may grant Awards to eligible participants, as applicable. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution.

The LTIP will provide those appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change of the Corporation's Common Shares, share split or consolidation, distribution, merger or amalgamation, in the Common Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

The maximum number of Common Shares reserved for issuance pursuant to the exercise of Options in the aggregate, under the Option portion of the LTIP, the Legacy Stock Option Plan, will be 10% of the aggregate number of Common Shares issued and outstanding from time to time, which represents 9,936,306 Common Shares as of the date of this Management Information Circular. As of the date of this Management Information Circular, a total of 8,977,334 Options are issued and outstanding under the Legacy Stock Option Plan representing approximately 9% of the issued and outstanding Common Shares.

In addition, the aggregate number of Stock options, PSUs and RSUs issuable to all Participants must not exceed 10%. For the purposes of calculating the maximum number of Common Shares reserved for issuance under the LTIP, the Legacy Stock Option Plan, any issuance from treasury by the Corporation that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity-based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Corporation shall not be included. All of the Common Shares covered by the cancelled or terminated Awards will automatically become available Common Shares for the purposes of Awards that may be subsequently granted under the LTIP.

The maximum number of Common Shares that may be: (i) issued to insiders of the Corporation within any one-year period; or (ii) issuable to insiders of the Corporation at any time, in each case, under the LTIP alone, or when combined with all of the Corporation's other security-based compensation arrangements, including the Legacy Stock Option Plan, cannot exceed 10% of the aggregate number of Common Shares issued and outstanding from time to time determined on a non-diluted basis.

An Option shall be exercisable during a period established by the Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Option or such shorter period as the Board may determine. The minimum exercise price of an Option will be determined based on the closing price of the Common Shares on the TSXV on the last trading day before the date such Option is granted. The LTIP will provide that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the Options, the LTIP has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted "cashless exercise" or a "net exercise" subject to the procedures set out in the LTIP, including the consent of the Board, where required.

The following table describes the impact of certain events upon the rights of holders of Options under the LTIP, including termination for cause, resignation, retirement, termination other than for cause, and death or long-term disability, subject to the terms of a participant's employment agreement, grant agreement and the change of control provisions described below:

Event Provisions	Provisions

Termination for cause	Immediate forfeiture of all vested and unvested options.

Resignation

The earlier of the original expiry date and 90 days after resignation to exercise vested options or such longer period as the Board may determine in its sole discretion, so long as it is not more than one year following the date of resignation.

Retirement

All unvested options will vest in accordance with their vesting schedules, and all vested options held may be exercised until the earlier of the expiry date of such options or one (1) year following the retirement date.

Termination or cessation

All unvested options may vest subject to pro ration over the applicable vesting or performance period and shall expire on the earliest of ninety (90) days after the effective date of the termination date, or the expiry date of such option.

Death or long-term disability	Forfeiture of all unvested options and the earlier of the original expiry date and 12 months after date of death or long-term disability to exercise vested options.

Change of Control

If a participant is terminated without "cause" or resigns for good reason during the 12-month period following a Change of Control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested options will immediately vest and may be exercised prior to the earlier of thirty (30) days of such date or the expiry date of such options

The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant's grant agreement. Impact of certain events upon the rights of holders of these types of Awards, including termination for cause, resignation, retirement, termination other than for cause and death or long-term disability, will be set out in the participant's grant agreement.

In connection with a change of control of the Corporation, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity, as applicable. If the surviving successor or acquiring entity does not assume the outstanding Awards, or if the Board otherwise determines in its discretion, the Corporation shall give written notice to all participants advising that the LTIP shall be terminated effective immediately prior to the change of control and all Awards, as applicable, shall be deemed to be vested and, unless otherwise exercised, settle, forfeited or cancelled prior to the termination of the LTIP, shall expire or, with respect to the RSUs and PSUs be settled, immediately prior to the termination of the LTIP. In the event of a change of control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the participants; (ii) otherwise modify the terms of the Awards to assist the participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such change of control. If the change of control is not completed within the time specified therein (as the same may be extended), the Awards which vest shall be returned by the Corporation to the participant and, if exercised or settled, as applicable, the common shares issued on such exercise or settlement shall be reinstated as authorized but unissued common shares and the original terms applicable to such Awards shall be reinstated.

The Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any securities granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and TSXV approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

The Board may amend the LTIP or any securities granted under the LTIP at any time without the consent of a participant provided that such amendment shall: (i) not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP; (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSXV; and (iii) be subject to shareholder approval, where required by law, the requirements of the TSXV or the LTIP, provided however that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

• amendments of a general "housekeeping" or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan;

• changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award (other than in respect of any Options held by persons retained to provide Investor Relations Activities for which prior approval of the TSXV shall be required at all times when the Corporation is listed on the TSXV);

• a change to the assignability provisions under the Plan;

• any amendment regarding the effect of termination of a Participant's employment or engagement;

• any amendment to add or amend provisions relating to the granting of cash-settled awards, provision of financial assistance or clawbacks and any amendment to a cash- settled award, financial assistance or clawbacks provisions which are adopted;

• any amendment regarding the administration of the Plan; and

• any amendment necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, the Plan or the shareholders of the Corporation (provided, however, that any Stock Exchange shall have the overriding right in such circumstances to require shareholder of any such amendments);

provided that the alteration, amendment or variance does not:

• increase the maximum number of Common Shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization;

• reduce the exercise price of Awards;

• permit the introduction or re-introduction of non-employee directors as eligible participants on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

• remove or exceed the insider participation limits; or

• amend the amendment provisions of the LTIP.

The above summary is qualified in its entirety by the full text of the LTIP, which is set out in Schedule "B" to this Management Information Circular. The Board encourages Shareholders to read the full text of the LTIP before voting on this resolution.

As at March 31, 2022, 8,692,334 Options were granted under the Legacy Stock Option Plan (representing 9.43% of the Corporation's outstanding Common Shares). As at March 31, 2022, an additional 516,864 Common Shares remain issuable under the Legacy Stock Option Plan in the form of Options (representing 0.57% of the Corporation's outstanding Common Shares); however, upon the effective date of the LTIP, Options shall no longer be granted pursuant to the Legacy Stock Option Plan and shall only be granted pursuant to the LTIP.

The Board and management of the company recommend the approval of the adoption of the LTIP. To be effective, the LTIP Resolution must be approved by not less than a majority of the votes cast by the disinterested holders of Common Shares present in person or represented by proxy at the Meeting.

The Board is authorized, in its sole discretion, to determine not to proceed with the adoption of the LTIP after the Meeting and after receipt of necessary shareholder and regulatory approvals, without further action on the part of the shareholders. The adoption of the LTIP by the Corporation is also conditional upon the Corporation obtaining all necessary regulatory consents.

The text of the resolution to be passed is set out below:

"BE IT RESOLVED THAT:

1. the adoption of the omnibus long term incentive plan (the "LTIP") as described in the Circular dated August 25, 2022, subject to such modifications or amendments as may be required by the TSX Venture Exchange, is hereby approved, ratified and confirmed;

2. the maximum number of Common Shares which may be issued under the LTIP and all other Security Based Compensation Arrangements (as defined in the LTIP) of the Corporation shall not exceed 10% of the total number of Common Shares issued and outstanding from time to time on a non-diluted basis;

3. all unallocated options, rights and entitlements under the LTIP, be and are hereby authorized and approved;

4. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and they are hereby authorized and empowered to revoke this resolution at any time before it is acted upon and to determine not to proceed with the adoption of the LTIP without further approval of the shareholders of the Corporation; and

5. any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing resolution."

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE LTIP RESOLUTION. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE LTIP RESOLUTION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST THE LTIP RESOLUTION.

5. CHANGE OF REGISTERED ADDRESS

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve the change of the registered address of the Corporation to 24 Corporate Ct, Guelph, Ontario N1G 5G5 (the "Address Change").

At the Meeting, shareholders will be asked to consider and, if deemed advisable, pass, with or without variation, the following special resolution

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the change of the registered address of the Corporation to 24 Corporate Ct, Guelph, Ontario N1G 5G5 or such other address that the Board approve is hereby authorized and approved;

2. notwithstanding any approval of the shareholders of the Corporation as herein provided, the Board of the Corporation may, in its sole discretion, revoke this special resolution and abandon the registered address change before it is acted upon without further approval of the shareholders; and

3. any one director or officer of the Corporation be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing".

The Address Change resolution needs to be adopted by two-thirds (2/3) of the votes cast by those entitled to vote at the Meeting. The Address Change resolution also grants to the Board the discretion not to proceed with the Address Change.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE ADDRESS CHANGE RESOLUTION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Management Information Circular, a Named Executive Officer ("Named Executive Officer") of the Corporation means each of the following individuals:

(a) the chief executive officer of the Corporation;

(b) the chief financial officer of the Corporation;

(c) each of the Corporation's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 - Statement of Executive Compensation, for that financial year; and

(d) each individual who would be a Named Executive Officer under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

During the year ended March 31, 2022, the Corporation had the following Named Executive Officers: Francis Dube, Executive Chairman of the Corporation, Brian Bosse, Chief Operations Officer of the Corporation and former Chief Financial Officer, Greg Fenton, Chief Executive Officer of the Corporation, Peter Wood, VP, Special Projects and Former President of the Corporation and James Jordan, VP, Operations.

Compensation Discussion and Analysis

Compensation Committee

The compensation committee of the Board ("Compensation Committee") is currently comprised of three directors, namely Greg Fenton (Chair), Frank Klees and Eric Wallman CPA, CA. Messrs. Klees and Wallman are independent within the meaning of Canadian Securities Administrator's National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101").

The Compensation Committee's purpose is, among other things, to: (i) review and make recommendations to the Board at least annually regarding, the Corporation's remuneration and compensation policies, including short and long-term incentive compensation plans and equity- based plans, bonus plans, pension plans (if any), executive stock option plans (including the Corporation's incentive stock option plan) and grants, and benefit plans; (ii) have the sole authority to retain and terminate any compensation consultant to assist in the evaluation of director compensation, including sole authority to approve fees and other terms of the retention; (iii) review and approve at least annually all compensation arrangements with the senior executives of the Corporation; (iv) review and approve at least annually all compensation arrangements with the directors of the Corporation; and (v) review the executive compensation sections disclosed in the Corporation's management proxy circular distributed to the Shareholders in respect of the Corporations annual meetings of Shareholders.

Compensation Process

The Board relies on the knowledge and experience of the directors thereon and the members of the Compensation Committee to set appropriate levels of compensation for senior officers. Neither the Corporation nor the Board, nor the Compensation Committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining, or recommending the amount or form of senior officer compensation.

The Compensation Committee reviews the various elements of the NEOs' compensation in the context of the total compensation package (including salary, consulting fees and prior awards under the Corporation's stock option plan) and recommends to the Board the NEOs' compensation packages. The Compensation Committee's recommendations regarding NEO compensation are presented to the independent members of the Board for their consideration and approval.

Principles/Objectives of the Compensation Program

The primary goal of the Corporation's executive compensation program is to attract, motivate and retain top quality individuals at the executive level. The program is designed to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategy and objectives and financial resources, and with the view of aligning the financial interests of the senior officers with the financial interests of the shareholders of the Corporation.

Compensation Program Design and Analysis of Compensation Decisions

Standard compensation arrangements for the Corporation's senior officers are composed of the following elements, which are linked to the Corporation's compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base Salary and/or Consulting Fees	Attract and Retain	Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.
Stock Options	Motivate and Reward Align interests with shareholders	Long-term incentives motivate and reward senior officers to increase shareholder value by the achievement of long- term corporate strategies and objectives.

Performance and Compensation

The Corporation is an emerging nano-technology company and has generated incipient revenue from operations to date. As a result, the use of traditional performance standards such as corporate profitability is not considered by the Board or Compensation Committee to be appropriate in the evaluation of corporate or NEO performance. The compensation of senior officers is based, in part, on achievement of the Corporation's business plans. The Board did not establish any quantifiable criteria during the Last Financial Year with respect to base compensation payable or the amount of equity compensation granted to NEOs and did not benchmark against a peer group of companies.

Base Salaries and Consulting Fees

The Corporation provides senior officers with base salaries or consulting fees which represent their minimum compensation for services rendered, or expected to be rendered. NEOs' base compensation depends on the scope of their experience, responsibilities, leadership skills, performance, length of service, generally industry trends and practices competitiveness, and the Corporation's existing financial resources. Base salaries are reviewed annually by the Compensation Committee.

Stock Options

The grant of options pursuant to the Corporation's stock option plan is an integral component of the compensation arrangements of the senior officers of the Corporation. The Board believes that the grant of options to senior officers and common share ownership by such officers serves to motivate such officers to strive towards achievement of the Corporation's long-term strategic objectives, which will benefit all shareholders of the Corporation. Options are awarded to employees of the Corporation by the Board, based on the recommendations of the Compensation Committee. Decisions with respect to options granted are based upon the individual's level of responsibility and their contribution towards the Corporation's goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Board considers the overall number of options that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of options and the size of such grants.

Compensation Risk Considerations

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. The Corporation believes the programs are balanced and do not motivate unnecessary or excessive risk taking. The Corporation does not currently have a policy that restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of the Corporation, as of the date of hereof, no director or NEO of the Corporation has participated in the purchase of such financial instruments.

Base salaries are fixed in amount thus do not encourage risk taking. While annual incentive awards focus on the achievement of short term or annual goals and short- term goals may encourage the taking of short-term risks at the expense of long term results, the Corporation's annual incentive award program represents a small percentage of employee's compensation opportunities. Annual incentive awards are based on various personal and company-wide achievements. Such performance goals are subjective and include achieving individual and/or corporate targets and objectives, as well as general performance in day-to-day corporate activities which would trigger the award of a bonus payment to the NEO. The determination as to whether a target has been met is ultimately made by the Board (after receiving recommendations of the Compensation Committee) and the Board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate. Funding of the annual incentive awards is capped at the Corporation level and the distribution of funds to the executive officers is at the discretion of the Compensation Committee. Stock option awards are important to further align employees' interests with those of the Shareholders. The ultimate value of the awards is tied to the Corporation's stock price and since awards are staggered and subject to long-term vesting schedules, they help ensure that NEOs have significant value tied in long-term stock price performance.

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return on the Common Shares with the cumulative total return of the TSX Composite Index during the period from March 31, 2018 to March 31, 2022, assuming $100 was invested and all dividends were reinvested based on the closing price of the Common Shares on March 31, 2018, March 31, 2019, March 31, 2020, March 31, 2021, and March 31, 2022 on the TSXV, the last trading days in the Corporation's fiscal years 2018, 2019, 2020, 2021 and 2022. The Common Shares began trading on the Nasdaq on March 22, 2022.

The Corporation does not at this time have a formal policy linking the past performance of the Corporation with compensation. The Corporation issues options as an incentive to the executives to enhance future performance.

Summary Compensation Table

The following tables provides information for the Last Financial Year and the year ended March 31, 2022 regarding compensation earned by each of the following NEOs:

Name and principal position	Year Ended March 31	Salary ($)		Share- based awards ($)	Black-Scholes valued Option- based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
			Salary earned but paid after year end ($)			Annual incentive plans	Long-term incentive plans
Francis Dube, Chairman and Former Chief Executive Officer	2022	183,333	Nil	Nil	840,000	N/A	N/A	N/A	Nil	1,023,333
	2021	125,000	Nil	Nil	723,500	N/A	N/A	N/A	Nil	848,500
Greg Fenton Chief Executive Officer and Director	2021
		137,500	Nil	Nil	768,500	N/A	N/A	N/A	Nil	893,500
Brian Bosse(2), Chief Operations Officer and Former Chief Financial Officer	2022	106,667	Nil	Nil	700,000	N/A	N/A	N/A	Nil	806,667
	2021	89,667	Nil	Nil	441,000	N/A	N/A	N/A	Nil	530,667
James Jordan VP, Operations	2022	129,231	Nil	Nil	60,500	N/A	N/A	N/A	Nil	189,731
	2021	120,000	Nil	Nil	118,500	N/A	N/A	N/A	Nil	238,500
Peter Wood(3) VP, Special Projects and Former President	2022	160,165	Nil	Nil	Nil	N/A	N/A	N/A	Nil	160,165
	2021	180,000	Nil	Nil	430,000	N/A	N/A	N/A	Nil	610,000

Notes:

1. The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing model to be consistent with the audited financial statements and included the following assumptions:

	2022	2021	2020
Estimated risk free interest rate	1.26%	0.2% - 0.3%	1.55%
Expected life	5 years	3 - 5 years	5 years
Expected volatility (based on comparable	83%	75% - 92%	73%
companies)
Expected dividends	0%	0%	0%
Forfeiture rate	0%	0%	0%
Value per option	$2.42 - $2.80	$0.22 - $2.15	$0.17

2. Mr. Bosse resigned as the Corporation's Chief Financial Officer on May 16, 2022 and was appointed the Chief Operations Officer on May 16, 2022. Ms. Wendy Ford was appointed the Chief Financial Officer of the Corporation on May 16, 2022 in Mr. Bosse' stead.

3. Mr. Wood resigned as the Corporation's President on January 20, 2022 and was appointed VP, Special Projects on January 20, 2022.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of March 31, 2022:

Outstanding Share Awards and Option Awards

	Option-based Awards				Share-based Awards
Name	Number of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of Shares or Units of Shares that have not Vested (#)	Market or payout value of share awards that have not vested ($)
Francis Dube, Chairman and Former Chief Executive Officer	400,000	0.50	July 3, 2023	1,344,000	N/A	N/A
	400,000	0.40	July 17, 2024	1,384,000
	50,000	0.40	May 8, 2025	173,000
	150,000	0.75	October 6, 2025	466,500
	300,000	3.32	December 30, 2025	162,000
	300,000	4.25	January 14, 2027	Nil
Greg Fenton Chief Executive Officer and Director	200,000	0.50	July 3, 2023	672,000	N/A	N/A
	200,000	0.53	August 23, 2023	666,000
	300,000	0.40	July 17, 2024	1,038,000
	50,000	0.40	May 8, 2025	173,000
	250,000	0.75	October 6, 2025	777,500
	300,000	3.32	December 30, 2025	162,000
Brian Bosse(2), Chief Operations Officer and Former Chief Financial Officer	400,000	0.50	July 3, 2023	1,344,000
	200,000	0.40	July 17, 2024	692,000
	50,000	0.40	May 8, 2025	173,000	N/A	N/A
	200,000	3.32	December 30, 2025	108,000
	250,000	4.25	January 14, 2027	Nil
James Jordan VP, Operations	50,000	3.32	December 30, 2023	27,000
	25,000	4.25	January 14, 2025	Nil	N/A	N/A
	50,000	0.40	May 8, 2025	173,000

	Option-based Awards				Share-based Awards
Name	Number of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of Shares or Units of Shares that have not Vested (#)	Market or payout value of share awards that have not vested ($)
Peter Wood, VP, Special Projects and Former President	150,000	0.53	August 13, 2023	499,500
	100,000	0.40	July 17, 2024	346,000	N/A	N/A
	200,000	3.32	December 30, 2023	108,000

Note:

(1) Calculated using the closing price of the Common Shares on the Nasdaq Capital Market on March 31, 2022 of $3.86 and subtracting the exercise price of vested, in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

The following table provides information regarding the value vested or earned on incentive plan awards for each NEO during the year ended March 31, 2022:

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Francis Dube	505,333	N/A	N/A
Greg Fenton	503,333	N/A	N/A
Brian Bosse	151,000	N/A	N/A
James Jordan	55,000	N/A	N/A
Peter Wood	114,667	N/A	N/A

Pension Plan Benefits

As at the date of this Circular, the Corporation does not have any pension plans.

Termination and Change of Control Benefits

Employment Agreements

In the event of termination of the Chief Executive Officer ("CEO"), the Corporation is obligated to pay all regular amounts owing to the outgoing CEO as well as an amount equal to six months of the agreed upon annual salary. Additionally, should the CEO resign as a result of a change in control, the Corporation is obligated to pay the outgoing CEO an amount equal to the balance of the annual salary for the unserved term of the employment agreement plus four month's salary for each full or partial year of service by the CEO.

Wendy Ford

Pursuant to an employment agreement between the Corporation and Wendy Ford ("Ford"), dated April 4, 2022 and effective May 16, 2022, Ford will provide services as the Chief Financial Officer of the Corporation for an annual fee of $240,000 (the "Ford Agreement"). In addition, Ford is to receive $1,000 per month for a car allowance and shall be reimbursed for all authorized out -of- pocket expenses. The Corporation, at their sole discretion, my pay a bonus to Ford, from time to time, up to an annual maximum of 60% of the base salary of the Corporation. The Corporation may terminate the Ford Agreement at any time for just cause. The Corporation may also terminate the Ford Agreement at any time, in lieu of notice, after such termination it pays Ford an amount equal to six months of the base salary, payable under the Ford Agreement (the "Ford Termination Payment"). In the event of a change of control of the Corporation, Ford is entitled to a payment equal to the balance of the annual salary for the unserved term of the Ford Agreement plus four month's salary for each full or partial year served as the Chief Financial Officer.

Director Compensation

The Board determines the level of compensation for directors based on recommendations from the Compensation Committee. The Board reviews directors' compensation as needed, taking into account time commitment, risks and responsibilities to ensure that the amount of compensation adequately reflects the responsibilities and risks of being a director and makes adjustments as deemed necessary.

As of the date hereof, the Board has not adopted a cash compensation program for its directors with respect to general director's duties, meeting attendance, or for additional service on Board committees. However, directors are reimbursed for all reasonable out- of-pocket expenses incurred in attending Board, committee or shareholder meetings and otherwise incurred in carrying out their duties as directors of the Corporation.

Directors may receive option grants as determined by the Board pursuant to the Plan. The exercise price of such options is determined by the Board, but shall in no event be less than the market price of the Common Shares at the time of the grant of the options.

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation's directors, other than the NEOs, during the financial year ended March 31, 2022:

TABLE OF COMPENSATION OF DIRECTORS(1)(2)
Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Eric Wallman	Nil	Nil	280,000	Nil	Nil	Nil	280,000
Frank Klees	Nil	Nil	280,000	Nil	Nil	Nil	280,000

Notes:

(1) Table does not include any amount paid as reimbursement for expenses.

(2) Dr. Dube, Mr. Fenton and Mr. Bosse were directors and Named Executive Officers during the year ended March 31, 2022. Any compensation received by them in their capacity as directors of the Corporation is reflected in the Summary Compensation Table for the Named Executive Officers in this Management Information Circular.

(3) The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing model to be consistent with the audited financial statements and included the following assumptions:

	2022	2021	2020
Estimated risk free interest rate	1.26%	0.2% - 0.3%	1.55%
Expected life	5 years	5 years	5 years
Expected volatility (based on comparable	83%	75% - 83%	73%
companies)
Expected dividends	0%	0%	0%
Forfeiture rate	0%	0%	0%
Value per option	$2.80	$0.22 - $2.15	$0.17

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each director outstanding as of March 31, 2022:

Outstanding Share Awards and Option Awards

	Option-based Awards				Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(2)	Number of Shares or Units of Shares that have not Vested (#)	Market or payout value of share- based awards that have not vested ($)
Eric Wallman	250,000	0.50	July 3, 2023	250,000	0.50	July 3, 2023
	50,000	0.53	August 13, 2023	50,000	0.53	August 13, 2023
	50,000	0.40	July 17, 2024	50,000	0.40	July 17, 2024
	50,000	0.40	May 8, 2025	50,000	0.40	May 8, 2025
	100,000	3.32	December 30, 2025	100,000	3.32	December 30, 2025
	100,000	4.25	January 14, 2027	100,000	4.25	January 14, 2027
Frank Klees	250,000	0.53	August 13, 2023	250,000	0.53	August 13, 2023
	50,000	0.40	May 8, 2025	50,000	0.40	May 8, 2025
	100,000	3.32	December 30, 2025	100,000	3.32	December 30, 2025
	100,000	4.25	January 14, 2027	100,000	4.25	January 14, 2027

Notes:

(1) Dr. Dube, Mr. Fenton and Mr. Bosse were directors and Named Executive Officers during the year ended March 31, 2022. Any compensation received by them in their capacity as directors of the Corporation is reflected in the Summary Compensation Table for the Named Executive Officers in this Circular.

(2) Aggregate dollar amount of in-the-money unexercised options held as at March 31, 2022. This figure is computed based on the difference between the market value of the Common Shares on the TSX Venture Exchange as at March 31, 2022 and the exercise price of the option.

The following table provides information regarding the value vested or earned on incentive plan awards for each director during the year ended March 31, 2022:

Incentive Plan Awards - Value Vested or Earned During the Year

Name(1)	Option awards - Value vested during the year(2) ($)	Share awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Eric Wallman	88,667	Nil	Nil
Frank Klees	88,667	Nil	Nil

Notes:

(1) Dr. Dube, Mr. Fenton and Mr. Bosse were directors and Named Executive Officers during the year ended March 31, 2021. Any compensation received by them in their capacity as directors of the Corporation is reflected in the Summary Compensation Table for the Named Executive Officers in this Circular.

(2) Calculated based on the closing price of the Common Shares on the TSX Venture Exchange at the vesting date less the exercise price of the vested options multiplied by the number of vested options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER

EQUITY COMPENSATION PLANS

LTIP

The Corporation adopted the LTIP on August 25, 2022, which is to be approved by the shareholders at the Meeting. As a result, no stock options, RSUs or DSUs are able to be granted under the Legacy Stock Option Plan. For further details on the LTIP please refer to "Particulars of Matters to be Acted Upon - Approval of Omnibus Long-Term Incentive Plan".

Legacy Stock Option Plan

The Corporation has in place the Legacy Stock Option Plan which was last approved and ratified by the shareholders of the Corporation on September 27, 2021. The purpose of the Legacy Stock Option Plan is to, among other things, encourage Common Share ownership in the Corporation by directors, officers, employees and consultants of the Corporation and its affiliates and other designated persons. Stock options may be granted under the Legacy Stock Option Plan only to directors, officers, employees and consultants of the Corporation and its subsidiaries and other designated persons as designated from time to time by the Board.

The number of Common Shares which may be reserved for issue under the Legacy Stock Option Plan is limited to 10% of the issued and outstanding number of Common Shares as at the date of the grant of stock options. As at the date hereof, 9,936,306 stock options may be reserved for issue pursuant to the Legacy Stock Option Plan, 8,977,334 stock options have been issued and are outstanding and nil Awards are still available for issue.

Any Common Shares subject to a stock option which is exercised, or for any reason is cancelled or terminated prior to exercise, will be available for a subsequent grant under the Legacy Stock Option Plan. The option price of any Common Shares cannot be less than the market price of the Common Shares at the time of grant. Stock options granted under the Legacy Stock Option Plan may be exercised during a period not exceeding 10 years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, officer, director or consultant of the Corporation or any of its subsidiaries or ceasing to have a designated relationship with the Corporation, as applicable, or upon the optionee retiring, becoming permanently disabled or dying. The stock options are non-transferable. The Legacy Stock Option Plan contains provisions for adjustment in the number of Common Shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the Common Shares, a merger or other relevant changes in the Corporation's capitalization. Subject to shareholder approval in certain circumstances, the Board may from time to time amend or revise the terms of the Legacy Stock Option Plan or may terminate the Legacy Stock Option Plan at any time. The Legacy Stock Option Plan does not contain any provision for financial assistance by the Corporation in respect of stock options granted under the Legacy Stock Option Plan.

The Corporation has no equity compensation plans other than as described in this Management Information Circular.

Equity Compensation Plan Information

The following table provides details of the equity securities of the Corporation authorized for issuance as of the financial year ended March 31, 2022 pursuant to the Corporation's equity compensation plan currently in place:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders(1)	8,692,334	2.01	1,232,472
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	8,692,334	2.01	1,232,472

Notes:

(1) The stock option plan is a "rolling" stock option plan whereby the maximum number of Common Shares that may be reserved for issue pursuant to the stock option plan will not exceed 10% of the outstanding Common Shares at the time of the stock option grant. As at the date of this Management Information Circular, 9,936,306 stock options are authorized for issue under the stock option plan, 8,977,3334 stock options are outstanding and an additional 958,972 Common Shares are reserved for issue and remain available for future issue under the stock option plan.

STATEMENT OF CORPORATE GOVERNANCE

The Corporation believes that adopting and maintaining appropriate governance practices is fundamental to a well-run company, to the execution of its chosen strategies and to its successful business and financial performance. National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") (collectively the "Governance Guidelines") of the Canadian Securities Administrators set out a list of non-binding corporate governance guidelines that issuers are encouraged to follow in developing their own corporate governance guidelines. In certain cases, the Corporation's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted. The Corporation will continue to review and implement corporate governance guidelines as the business of the Corporation progresses and becomes more active in operations.

The following disclosure is required by the Governance Guidelines and describes the Corporation's approach to governance and outlines the various procedures, policies and practices that the Corporation and the Board have implemented.

Board of Directors

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of the Shareholders, but that it also promotes effective decision making, at the Board level.

NI 58-101 defines an "independent director" as a director who has no direct or indirect "material relationship" with the issuer. A "material relationship" is as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment. The Board maintains the exercise of independent supervision over management by ensuring that the majority of its directors are independent.

The Board is currently comprised of six (6) directors being Brian Bosse, Dr. Francis Dubé, Greg Fenton, Frank Klees, Eric Wallman and Ilse Treurnicht. Messrs. Klees, Wallman a n d Ilse Treurnicht are independent within the meaning of NI 58-101. Messrs. Bosse, Fenton and Dubé are not independent as they are officers of the Corporation and thereby have a "material relationship" with the Corporation.

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. The Board meets without management present, as circumstances require. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. In light of the suggestions contained in National Policy 58-201 - Corporate Governance Guidelines, the Board convenes meetings, as deemed necessary, of the independent directors, at which non-independent directors and members of management are not in attendance.

As the Board has an Executive Chairman who is not considered independent under NI 52 -110, Eric Wallman was appointed as the Board's Lead Director to chair meetings in circumstances in which the Executive Chairman may not be considered independent or in which there is a perceived conflict of interest. Additionally, the Lead Director is responsible for, among other things: providing leadership to ensure that the Board functions independently of management; chairing meetings of independent directors or "in camera" sessions following Board meetings; in the absence of the Chairman, acting as chair of meetings of the Board; recommending, where necessary, the holding of special meetings of the Board; reviewing with the Chairman and the CEO items of importance for consideration by Board; consulting and meeting with any or all of the Company's independent directors, and representing such directors in discussions with management of the Company; and facilitating the process of conducting director evaluations.

Other Public Corporation Directorships

The following, member of the Board currently holds a directorship in another reporting, issuer as set forth below:

Name of Director	Name of Reporting Issuer	Market
Brian Bosse	IC Capitalight Corp.	CSE

Meetings of the Board and Committees of the Board

Independent Directors Meetings

The Board's policy is to hold "in camera" meetings of the independent directors led by the Lead Director following each Board meeting, at which non-independent directors and members of management are not in attendance. Such meetings of the independent directors facilitate open and candid discussion amongst the independent directors, and are included in every agenda for each Board meeting.

Record of Attendance

During the financial year ended March 31, 2022, the Board held 8 meetings, the Audit Committee held 4 meetings, and the Compensation Committee held 3 meetings. Overall, the combined director attendance at meetings of the Board and its standing Committees was 100%. A record of attendance of each director at Board and Committee meetings held for the financial year ended on March 31, 2022 is set out in the table below:

Meetings of the Board and Committees of the Board During 2021
Name of Director	Board	Audit Committee	Corporate Governance and Compensation Committee
Francie Dube	8 of 8	n/a	n/a
Greg Fenton	8 of 8	n/a	3 of 3
Brian Bosse	8 of 8	n/a	n/a
Eric Wallman	8 of 8	4 of 4	3 of 3
Frank Klees	8 of 8	4 of 4	3 of 3
Ilse Treurnicht (1)	n/a	n/a	n/a

Notes:

(1) Ms. Treurnicht joined the Broad effective July 5, 2022.

Board Mandate

As an integral part of that stewardship responsibility, the Board has responsibility for the following matters (either itself, or through duly appointed and constituted committees of the Board in accordance with applicable laws):

The Board has primary responsibility for the development and adoption of the strategic direction of the Corporation. The Board reviews with management from time to time the strategic planning environment, the emergence of new opportunities, trends and risks, and the implications of these developments for the strategic direction of the Corporation. The Board reviews and approves the Corporation's financial objectives, plans and actions, including significant capital allocations and expenditures.

(a) The Board monitors corporate performance, including assessing operating results to evaluate whether the business is being properly managed.

(b) The Board identifies the principal business risks of the Corporation and ensures that there are appropriate systems put in place to manage these risks.

(c) The Board monitors and ensures the integrity of the internal controls and procedures (including adequate management information systems) within the Corporation and the financial reporting procedures of the Corporation.

(d) The Board is responsible for ensuring appropriate standards of corporate conduct including adopting a corporate code of ethics for all employees and senior management, and monitoring compliance with such code, if appropriate.

(e) The Board is responsible for the review and approval of quarterly and annual financial statements, management's discussion and analysis related to such financial statements, and forecasts.

(f) The Board is responsible for establishing and reviewing from time to time a dividend policy for the Corporation.

(g) The Board is responsible for reviewing the compensation of members of the Board to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and for reviewing the compensation of members of senior management to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Corporation.

(h) The Board reviews and approves material transactions not in the ordinary course of business.

(i) The Board reviews and approves the budget on an annual basis, including the spending limits and authorizations, as recommended by the Audit Committee.

(j) The Board ensures that there is in place appropriate succession planning, including the appointment, training and monitoring of senior management and members of the Board.

(k) The Board is responsible for assessing its own effectiveness in fulfilling its mandate and evaluating the relevant disclosed relationships of each independent director.

(l) The Board approves a disclosure policy that includes a framework for investor relations and a public disclosure policy.

(m) The Board is responsible for satisfying itself as to the integrity of the Chief Executive Officer and other senior officers, and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the organization. The Board is responsible for developing and approving goals and objectives which the Chief Executive Officer is responsible for meeting.

(n) The Board is responsible for developing the Corporation's approach to corporate governance principles and guidelines that are specifically applicable to the Corporation.

(o) The Board is responsible for performing such other functions as prescribed by law or assigned to the Board in the Corporation's governing documents.

(p) Set forth below are procedures relating to the Board's operations:

Size of Board and selection process - The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Board will present a slate of nominees to the shareholders for election based upon the following considerations:

i. the competencies and skills which the Board as a whole should possess;

ii. the competencies and skills which each existing director possesses; and

iii. the appropriate size of the Board to facilitate effective decision-making.

Any shareholder may propose a nominee for election to the Board, either by means of a shareholder proposal upon compliance with the requirements of the Business Corporations Act (Ontario) ("OBCA") and the Corporation's by-laws, or at the annual meeting in compliance with the requirements of the OBCA and the Corporation's by-laws.

The Board also recommends the number of directors on the Board to shareholders for approval, subject to compliance with the requirements of the OBCA and the Corporation's by-laws. Between annual meetings, the Board may appoint directors to serve until the next annual meeting, subject to compliance with the requirements of the OBCA. Individual Board members are responsible for assisting the Board in identifying and recommending new nominees for election to the Board, as needed or appropriate.

Director orientation and continuing education - The Board is responsible for providing an orientation and education program for new directors which deals with:

(i) the role of the Board and its committees;

(ii) the nature and operation of the business of the Corporation; and

(iii) the contribution which individual directors are expected to make to the Board in terms of both time and resource commitments.

In addition, the Board is also responsible for providing continuing education opportunities to existing directors so that individual directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Corporation remains current, at the request of any individual director.

Meetings - The Board typically has at least four scheduled meetings a year. The Board is responsible for its agenda. Prior to each Board meeting, the Chairman of the Board shall circulate an agenda to the Board. The Chairman of the Board shall discuss the agenda items for the meeting with the Chief Executive Officer and, if a Lead Director has been appointed, the Lead Director. Materials for each meeting will be distributed to directors in advance of each such meeting. Directors are expected to attend at least 75% of all meetings of the Board held in a given year, and are expected to adequately review meeting materials in advance of all such meetings.

The independent directors or non-management directors may meet at the end of each Board meeting without management and non-independent directors present. The independent directors shall appoint a chairman to chair these meetings, who shall be the Lead Director if one has been appointed.

Committees - The Board has established the following standing committees to assist the Board in discharging its responsibilities: the Audit Committee, the Corporate Governance and Compensation Committee, and the Technical Committee. Special committees are established from time to time to assist the Board in connection with specific matters. The Board will appoint the members of each committee and may appoint the chair of each committee annually following the Corporation's annual meeting of shareholders. The chair of each committee reports to the Board following meetings of the committee. The terms of reference of each standing committee are reviewed annually by the Board.

Compensation - The Corporate Governance and Compensation Committee recommends to the Board the compensation and benefits for non-management directors. The Corporate Governance and Compensation Committee seeks to ensure that such compensation and benefits reflect the responsibilities and risks involved in being a director of the Corporation, and align the interests of the directors with the best interests of the Corporation.

Nomination - The Board and the individual directors from time to time will identify and recommend new nominees as directors of the Corporation, based upon the following considerations:

(i) the competencies and skills necessary for the Board as a whole to possess;

(ii) the competencies and skills necessary for each individual director to possess;

(iii) competencies and skills which each new nominee to the Board is expected to bring; and

(iv) whether the proposed nominees to the Board will be able to devote sufficient time and resources to the Corporation.

Access to independent advisors - The Board may at any time retain outside financial, legal or other advisors at the expense of the Corporation.

Position Descriptions

The Board has not adopted position descriptions for the Chairman of each committee of the Board, or the President and Chief Executive Officer in order to delineate their respective responsibilities. Accordingly, the roles of the executive officers of the Corporation are delineated on the basis of the customary practice.

Orientation and Continuing Education of Board Members

The Board, together with the Nominating Committee (the "Nominating Committee") is responsible for providing a comprehensive orientation and education program for new directors which fully sets out:

• the role of the Board and its committees;

• the nature and operation of the business of the Corporation; and

• the contribution which individual directors are expected to make to the Board in terms of both time and resource commitments.

In addition, the Board, together with the Nominating Committee, is also responsible for providing continuing education opportunities to existing directors so that individual directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Corporation remains current.

Ethical Business Conduct

The Board has adopted a code of business conduct and ethics (the "Code"). The Code's purpose is to:

• promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

• promote avoidance of conflicts of interest, including disclosure in writing to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

• promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Corporation files with, or submits to, the securities regulators, and in other public communications made by the Corporation;

• promote compliance with applicable governmental laws, rules and regulations;

• promote the prompt internal reporting to an appropriate person of violations of the Code;

• promote accountability for adherence to the Code;

• provide guidance to employees, officers and directors of the Corporation to help them recognize and deal with ethical issues;

• provide mechanisms to report unethical conduct; and

• help foster a culture of honesty and accountability for the Corporation.

The Corporation expects all of its directors, officers, employees and consultants to, at all times, comply and act in accordance with the principles of the Code. Violations of the Code by any director, officer, employee or consultant are grounds for disciplinary action up to and including immediate termination of employment, provision of services, officership and/or directorship. The Code applies equally, without limiting the generality of the foregoing, to all permanent, contract, secondment and temporary agency employees who are on long-term assignments with the Corporation.

It is the responsibility of all directors, officers, employees and consultants of the Corporation to understand and comply with the Code. Any waiver from any part of the Code for employees or consultants requires the approval of the Chief Executive Officer of the Corporation. Any waiver from any part of the Code for officers or directors requires the express approval of the Board and, if required by applicable securities regulatory authorities, public disclosure.

A copy of the Code is available on the Corporation's website at www.zentek.com.

The Board has also adopted a whistleblower policy (the "Whistleblower Policy") that establishes procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, auditing matters or violations of the Corporation's Code and the submission by employees, full-time consultants, directors or officers of the Corporation, on a confidential and anonymous basis, of concerns regarding questionable accounting, auditing matters or violations of the Code.

A copy of the Whistleblower Policy is available on the Corporation's website at www.zentek.com

Nomination of Directors

The Nominating Committee holds the responsibility for the appointment and assessment of directors.

The Nominating Committee seeks to achieve a balance of knowledge, experience and capability among the members of the Board. When considering candidates for director, the Nominating Committee takes into account a number of factors, including the following (although candidates need not possess all of the following characteristics and not all factors are weighted equally):

• Personal qualities and characteristics, accomplishments and reputation in the business community;

• Current knowledge and contacts in the countries and/or communities in which the Corporation does business and in the Corporation's industry sectors or other industries relevant to the Corporation's business; and

• Ability and willingness to commit adequate time to Board and committee matters, and be responsive to the needs of the Corporation.

The Board will periodically assess the appropriate number of directors on the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, or the size of the Board is expanded, the Nominating Committee will consider various potential candidates for director.

Candidates may come to the attention of the Nominating Committee through current directors or management, stockholders or other persons. These candidates will be evaluated at regular or special meeting of the Nominating Committee, and may be considered at any point during the year.

Compensation

The Compensation Committee assists the Board in its oversight role with respect to (i) the Corporation's global human resource strategy, policies and programs, and (ii) all matters relating to the proper utilization of human resources within the Corporation, with special focus on management succession, development and compensation.

The Compensation Committee:

• reviews and makes recommendations to the Board at least annually regarding the Corporation's remuneration and compensation policies, including short and long-term incentive compensation plans and equity- based plans, bonus plans, pension plans (if any), executive stock option plans including the Plan and grants and benefit plans;

• has sole authority to retain and terminate any compensation consultant to assist in the evaluation of director compensation, including sole authority to approve fees and other terms of the retention;

• reviews and approves at least annually all compensation arrangements with the senior executives of the Corporation;

• reviews and approves at least annually all compensation arrangements with the directors of the Corporation; and

• reviews the executive compensation sections disclosed in annual management proxy circular distributed to the shareholders in respect of the Corporation's annual meetings of shareholders.

Advisory Board

The Advisory Board was created to assist the Board with developing the Corporation's corporate strategy. The Current Advisory Board is comprised of Dr. Joseph Korkis, Dr. Yingfu Li, Dr. Ken Reed and Ravi Kaza.

The Board anticipates that additional members will be appointed to this committee from time to time depending on the specific requirements of the Corporation.

Audit Committee

The Audit Committee's Charter

The directors of the Corporation have adopted a charter (the "Charter") for the audit committee (the "Audit Committee"), which sets out the Audit Committee's mandate, organization, powers and responsibilities. The full text of the Charter is attached hereto as Schedule "C" to this Management Information Circular.

Composition of the Audit Committee

The members of the Audit Committee are Eric Wallman CPA, CA (Chair), Ilse Treurnicht and Frank Klees, each of whom are independent (as defined in National Instrument 52-110 - Audit Committees ("NI 52-110") adopted by the Canadian Securities Administrators), and all members are financially literate (as defined in NI 52-110).

Name of Member	Independent(1)	Financially Literate(2)
Eric Wallman CPA, CA (Chair)	Yes	Yes
Ilse Treurnicht	Yes	Yes
Frank Klees	Yes	Yes

Notes:

(1) To be considered independent, a member of the Audit Committee must not have any direct or indirect "material relationship" with the Corporation. A "material relationship" is a relationship which could. in the view of the board of directors of the Corporation. be reasonably expected to interfere with the exercise of a member's independent judgment.

(2) To be considered financially literate. a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Relevant Education and Experience

Mr. Wallman is a graduate of the University of Manitoba in 1983 and obtained a full CA designation in 1986. He has held senior accounting and finance positions in industry since 1991, and has been an active investor in the junior mining market since 1992. Currently, Mr. Wallman is the Senior Vice-President, Finance and Administration with Bothwell Cheese, which is the largest independently owned cheese manufacturer in Canada. His role includes strategic planning for Bothwell Cheese and two related companies.

Ms. Treurnicht holds a DPhil in chemistry from Oxford University in the United Kingdom, which she attended as a Rhodes Scholar. Ms. Treurnicht is Managing Partner of TwinRiver Capital, an impact investment firm focused on advancing positive environmental and social impact while delivering strong financial returns. Ms. Treurnicht also brings several years of senior Board-level experience to the Corporation, currently serving as Chair of the Public Policy Forum, and a director of the Equality Fund.

Mr. Klees is a highly respected professional who has held senior leadership positions in both the private sector and in government. Mr. Klees served five terms as a Progressive Conservative Member of the Legislative Assembly of Ontario from 1995 to 2014. He held senior cabinet positions in the governments of Mike Harris and Ernie Eves including Minister of Transportation, Minister of Tourism, Chief Government Whip and Deputy House Leader with additional responsibilities as a Member of the Management Board of Cabinet and the Board of Internal Economy. Over the course of 19 years as an elected politician, Mr. Klees established strong and trusted working relationships at all levels of government.

Mr. Klees has extensive business experience in the energy sector, financial services and real estate development. He was a co‐founder and Executive Vice President of Municipal Gas Corporation, served as Corporate Director and Member of the Audit and Governance Committees of Universal Energy Ltd. and has been a member of the Supervisory Board of Rockwool North America from 2003 to November 2020.

Mr. Klees is a Senior Advisor to a number of public and private enterprises and provides business development, government relations and strategic planning advisory services.

Audit Committee Oversight

At no time during the last financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the external auditors of the Corporation not been adopted by the Board pre-approval policies and procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non- audit services as described in its Charter.

External Auditor Services Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two completed financial years:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
March 31, 2022	$115,000	Nil	Nil	Nil
March 31, 2021	$33,500	Nil	Nil	Nil

Notes:

(1) The aggregate fees billed for professional services rendered by the auditor for the audit of the Corporation's annual financial statements.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not disclosed in the "Audit Fees" column.

(3) The aggregate fees billed for tax compliance, tax advice. and tax planning services.

(4) Represents fees billed by the auditor in connection with the proofread of the Corporation's quarterly statements and the provision of non-audit related services during the last financial year.

Other Board Committees

The Board has no standing committees other than the Audit Committee, the Compensation Committee, the Nominating Committee, and the Board Advisory Committee.

Assessments

The Board does not conduct regular formal assessments of its directors or committees. However, the Chairman of the Board or the Lead Director, as applicable, is expected to meet annually with each director individually, which facilitates a discussion of his or her contribution and that of other directors. When needed, time is expected to be set aside at a meeting of the Board for a discussion regarding the effectiveness of the Board and its committees. If appropriate, the Board will then consider procedural or substantive changes to increase the effectiveness of the Board and its committees. On an informal basis, the Chairman of the Board and the Lead Director are also expected to be responsible for reporting to the Board on areas where improvements can be made.

Diversity of the Board and Senior Management

To date, the Corporation has not adopted a formal written diversity policy and has not established targets with respect to the appointment of individuals to the Board or senior management who are women.

While the Corporation believes that nominations to the Board and appointments to senior management should be based on merit, the Corporation recognizes that diversity supports balanced debate and discussion which, in turn, enhances decision-making and the level of representation of women is one factor taken into consideration during the search process for directors and members of the executive and senior management.

In assessing potential directors and members of the executive or senior management, the Corporation focuses on the skills, expertise, experience and independence which the Corporation requires to be effective. The Board believes that the qualifications and experience of proposed new directors and members of senior management should remain the primary consideration in the selection process. The Corporation will include diversity as a factor in its future decision-making when identifying and nominating candidates for election or re-election to the Board and for senior management positions.

As of the date of this Management Information Circular, the Board diversity matrix is as follows:

Board Diversity Matrix (As of August 25, 2022)

Country of Principal Executive Offices	Canada

Foreign Private Issuer	No

Disclosure Prohibited under Home Country Law	Yes

Total Number of Directors	6

Did Not
	Female	Male	Non-Binary	Disclose
Gender
Part I: Gender Identity

Directors	1	5	Nil	Nil

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction		Nil

LGBTQ+		Nil

Did Not Disclose Demographic Background		Nil

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of August 25, 2022, no director, executive officer or associate of any director or executive officer of the Corporation was indebted to the Corporation, nor were any of these individuals indebted to any other entity which indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation, including under any securities purchase or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Corporation's most recently completed financial year, no informed person of the Corporation, or any associate or affiliate of any informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found under the Corporation's issuer profile on SEDAR at www.sedar.com. Financial information is provided in the Corporation's financial statements and management's discussion and analysis for the year ended March 31, 2022, which are also available on SEDAR. Inquiries, including requests for copies of the Corporation's financial statements and management's discussion and analysis, and this Circular, may be directed to the Corporate Secretary of the Corporation at 24 Corporate Ct, Guelph, Ontario N1G 5G5.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

BY ORDER OF THE BOARD OF

DIRECTORS

"Dr. Francis Dubé"
Dr. Francis Dubé
Chair of the Board of Directors

SCHEDULE "A"

CHANGE OF AUDITOR PACKAGE

ZENTEK LTD.

NOTICE OF CHANGE OF AUDITORS

PURSUANT TO NATIONAL INSTRUMENT 51-102 ("NI 51-102")

March 21, 2022

TO:	MCGOVERN HURLEY LLP

AND TO:	BDO CANADA LLP

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Government of Prince Edward Island
Department of Government Services and Lands (Newfoundland and Labrador)

Dear Sirs/Mesdames:

Re:	Notice Regarding Proposed Change of Auditor Pursuant to NI 51-102

Notice is hereby given that the Board of Directors of Zentek Ltd. (the "Company") determined:

1. to accept the resignation, at the request of the Company, effective March 21, 2022 of McGovern Hurley LLP (the "Former Auditor"), as auditor of the Company; and

2. to engage BDO Canada LLP (the "Successor Auditor"), as auditor of the Company, effective March 21, 2022.

There have been no modified opinions in the Former Auditor's reports on any of the Company's financial statements for the two most recently completed fiscal years nor for any period subsequent to the most recently completed fiscal year.

In the opinion of the Company, prior to the resignation, and as at the date hereof, there were no reportable events as defined in NI 51-102 (Part 4.11).

The contents of this Notice and the resignation of the Former Auditor and the proposed appointment of the Successor Auditor were approved by the Audit Committee and the Board of Directors of the Company.

DATED at Toronto, Ontario this 21st day of March, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF

ZENTEK LTD.

"Brian Bosse" Signed

Brian Bosse
Chief Financial Officer

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	Unit 1100 - Royal Centre
www.bdo.ca	1055 West Georgia Street P.O. Box 11101
Vancouver, BC V6E 3P3 Canada

March 22, 2022

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission
Nova Scotia Securities Commission

Superintendent of Securities, Government of Prince Edward Island
Department of Government Services and Lands (Newfoundland and Labrador)

Dear Sirs/ Mesdames:

Re: Zentek Ltd. (the "Company")

As required under subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have read the Company's Change of Auditor Notice dated March 21, 2022 ("the Notice").

We confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours very truly,

Chartered Professional Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

March 21, 2022

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Government of Prince Edward Island
Department of Government Services and Lands (Newfoundland and Labrador)

Dear Sirs/Mesdames:

Re: Zentek Ltd. - Change of Auditor of Reporting Issuer

We have reviewed the information contained in the Notice of Change of Auditor dated March 21, 2022 of Zentek Ltd. (the "Notice"), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

Based on our knowledge as of the date hereof, we agree with the statements contained in the Notice. We have no basis to agree or disagree with the comments in the notice relating to the successor auditor.

Yours very truly,

McGovern, Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

SCHEDULE B

OMNIBUS LONG-TERM INCENTIVE PLAN

Attached is the Omnibus Long-Term Incentive Plan

ZENTEK LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

August 25, 2022

( i )

( ii )

ZENTEK LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

Zentek Ltd. (the "Corporation") hereby establishes an Omnibus Long-Term Incentive Plan for certain qualified directors, officers, employees, consultants and management company employees providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have a significant impact on the Corporation's long-term results.

ARTICLE 1-DEFINITIONS

Section 1.1 Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

"Affiliates" has the meaning given to this term in the Securities Act (Ontario), as such legislation may be amended, supplemented or replaced from time to time;

"Awards" means Options, RSUs and PSUs granted to a Participant pursuant to the terms of the Plan, and for greater certainty includes Dividend Share Units (as defined in Section 5.2);

"Award Agreement" means an Option Agreement, RSU Agreement, PSU Agreement, or an Employment Agreement, as the context requires;

"Black-Out Period" means the period of time required by applicable law or as imposed by the Corporation as a result existence of undisclosed Material Information (as such term is defined in TSXV Policy 1.1) when, pursuant to any policies or determinations of the Corporation, securities of the Corporation may not be traded by Insiders or other specified persons;

"Board" means the board of directors of the Corporation as constituted from time to time;

"Broker" has the meaning ascribed thereto in Section 7.4(2) hereof;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario, Canada, or Vancouver, British Columbia, Canada for the transaction of banking business;

"Cancellation" has the meaning ascribed thereto in Section 2.5(1) hereof;

"Cash Equivalent" means in the case of Share Units, the amount of money equal to the Market Value multiplied by the number of vested Share Units in the Participant's Account, net of any applicable taxes in accordance with Section 7.4, on the Share Unit Settlement Date;

"Change of Control" means unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a) any transaction (other than a transaction described in clause (b) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation's then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs (A) upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation's equity incentive plans; or (B) as a result of the conversion of the multiple voting shares in the capital of the Corporation into Shares;

(b) there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction, or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;

(c) the sale, lease, exchange, license or other disposition of all or substantially all of the

Corporation's assets to a person other than a person that was an Affiliate of the Corporation at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition;

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets of the Corporation or wind up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or

(e) individuals who, on the effective date, are members of the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board;

"Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder;

"Code of Ethics" means any code of ethics adopted by the Corporation, as modified from time to time;

"Corporation" means Zentek Ltd., a corporation existing under the Business Corporations Act (Ontario), as amended from time to time;

"Discounted Market Price" has the meaning given to such term in TSXV Policy 1.1, as amended, supplemented or replaced from time to time;

"Dividend Share Units" has the meaning ascribed thereto in Section 5.2 hereof;

"Eligible Participants" has the meaning ascribed thereto in Error! Reference source not found. hereof;

"Eligible Charitable Organizations" has the meaning given to such term in TSXV Policy 4.4, as amended supplemented or replaced from time to time;

"Employment Agreement" means, with respect to any Participant, any written employment agreement between the Corporation or an Affiliate and such Participant;

"Exercise Notice" means a notice in writing signed by a Participant and stating the Participant's intention to exercise a particular Award, if applicable;

"Exercise Price" has the meaning ascribed thereto in Section 3.2(1) hereof;

"Expiry Date" has the meaning ascribed thereto in Section 3.4 hereof;

"Insider" has the meaning attributed thereto in the TSX Company Manual in respect of the rules governing security-based compensation arrangements, as amended from time to time;

"Investor Relations Activities" has the meaning given to such term in TSXV Policy 1.1, as amended, supplemented or replaced from time to time;

"Investor Relations Service Providers" has the meaning given to such term in TSXV Policy 4.4, as amended supplemented or replaced from time to time;

"Market Value" means at any date when the market value of Shares and for all Awards of the Corporation is to be determined, the three-day volume weighted average trading price of the Shares on the Trading Day prior to the date of grant on the principal stock exchange on which the Shares are listed but being no less than the Discounted Market Price, or if the Shares of the Corporation are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith;

"Non-Employee Directors" means members of the Board who, at the time of execution of an Award Agreement, if applicable, and at all times thereafter while they continue to serve as a member of the Board, are not officers, senior executives or other employees of the Corporation or a Subsidiary, consultants or service providers providing ongoing services to the Corporation or its Affiliates;

"Option" means an option granted to the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, but subject to the provisions hereof;

"Option Agreement" means a written notice from the Corporation to a Participant evidencing the grant of Options and the terms and conditions thereof, substantially in the form set out in Appendix "A", or such other form as the Board may approve from time to time;

"Participants" means Eligible Participants that are granted Awards under the Plan;

"Participant's Account" means an account maintained to reflect each Participant's participation in RSUs and/or PSUs under the Plan;

"Performance Criteria" means criteria established by the Board which, without limitation, may include criteria based on the Participant's personal performance and/or the financial performance of the Corporation and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

"Performance Period" means the period determined by the Board pursuant to Section 4.4 hereof;

"Person" means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

"Plan" means this Omnibus Long-Term Incentive Plan, as amended and restated from time to time;

"PSU" means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

"PSU Agreement" means a written notice from the Corporation to a Participant evidencing the grant of PSUs and the terms and conditions thereof, substantially in the form of Appendix "D", or such other form as the Board may approve from time to time;

"Restriction Period" means the period determined by the Board pursuant to Section 4.3 hereof;

"RSU" means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

"RSU Agreement" means a written notice from the Corporation to a Participant evidencing the grant of RSUs and the terms and conditions thereof, substantially in the form of Appendix "C", or such other form as the Board may approve from time to time;

"Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more employees, directors, officers or insiders of the Corporation or a Subsidiary. For greater certainty, a "Share Compensation Arrangement" does not include a security-based compensation arrangement used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Corporation;

"Shares" means the common shares in the capital of the Corporation;

"Share Unit" means a RSU, DSU or PSU, as the context requires;

"Share Unit Settlement Date" has the meaning determined in Section 4.6(1)(a);

"Share Unit Settlement Notice" means a notice by a Participant to the Corporation electing the desired form of settlement of vested RSUs or PSUs;

"Share Unit Vesting Determination Date" has the meaning described thereto in Section 4.5 hereof;

"Stock Exchange" means the TSXV or the TSX, as applicable from time to time;

"Subsidiary" means a corporation, company, partnership or other body corporate that is controlled, directly or indirectly, by the Corporation;

"Successor Corporation" has the meaning ascribed thereto in Section 6.1(3) hereof;

"Surrender" has the meaning ascribed thereto in Section 3.6(3);

"Surrender Notice" has the meaning ascribed thereto in Section 3.6(3);

"Tax Act" means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

"Termination Date" means the date on which a Participant ceases to be an Eligible Participant;

"Trading Day" means any day on which the Stock Exchange is opened for trading;

"TSX" means the Toronto Stock Exchange;

"TSXV" means the TSX Venture Exchange;

"TSXV Policy" means the TSXV Corporate Finance Policies;

"U.S. Participant" means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Award is otherwise subject to taxation under the Code; and

"VWAP" means the volume weighted average trading price of the Shares on the TSXV calculated by dividing the total value by the total volume of such securities traded for the five (5) Trading Days immediately preceding the exercise of the subject Option. Where appropriate, the TSXV may exclude internal crosses and certain other special terms trades from the calculation.

ARTICLE 2-PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

Section 2.1 Purpose of the Plan.

The purpose of this Plan is to advance the interests of the Corporation by: (i) providing Eligible Participants with additional incentives; (ii) encouraging stock ownership by such Eligible Participants; (iii) increasing the proprietary interest of Eligible Participants in the success of the Corporation; (iv) promoting growth and profitability of the Corporation; (v) encouraging Eligible Participants to take into account long- term corporate performance; (vi) rewarding Eligible Participants for sustained contributions to the Corporation and/or significant performance achievements of the Corporation; and (vii) enhancing the Corporation's ability to attract, retain and motivate Eligible Participants.

Section 2.2 Implementation and Administration of the Plan.

(1) Subject to Section 2.3, this Plan will be administered by the Board.

(2) Subject to the terms and conditions set forth in this Plan, the Board is authorized to provide for the granting, exercise and method of exercise of Awards, all at such times and on such terms (which may vary between Awards granted from time to time) as it determines. In addition, the Board has the authority to (i) construe and interpret this Plan and all certificates, agreements or other documents provided or entered into under this Plan; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board will be binding on all Participants and on their legal, personal representatives and beneficiaries.

(3) No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of this Plan, any Award Agreement or other document or any Awards granted pursuant to this Plan.

(4) The day-to-day administration of the Plan may be delegated to such committee of the Board and/or such officers and employees of the Corporation as the Board determines from time to time.

(5) Subject to the provisions of this Plan, the Board has the authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of an Award.

Section 2.3 Delegation to Committee.

Despite Section 2.2 or any other provision contained in this Plan, the Board has the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. In such circumstances, all references to the Board in this Plan include reference to such committee and/or member of the Board, as applicable.

Section 2.4 Eligible Participants.

(1) The Persons who shall be eligible to receive Awards ("Eligible Participants") shall be the bona fide directors, officers, senior executives, Consultants, Management Company Employees, Eligible Charitable Organizations and other employees of the Corporation or a Subsidiary, providing ongoing services to the Corporation and its Affiliates. For Awards granted to employees, consultants or management company employees, the Issuer and the Participant shall be responsible for ensuring and confirming that such person is a bona fide employee, consultant or management company, as the case may be. Notwithstanding the foregoing, Investor Relations Service Providers and Eligible Charitable Organizations shall not be included as Eligible Participants entitled to receive Share Units related to RSU Agreements or PSU Agreements and may only receive Options.

(2) Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant's relationship, employment or appointment with the Corporation.

(3) Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment or appointment by the Corporation.

Section 2.5 Shares Subject to the Plan.

(1) Subject to adjustment pursuant to provisions of Article 6 hereof, the total number of Shares reserved and available for grant and issuance pursuant to Options under the Plan shall not exceed ten percent (10%) of the total issued and outstanding Shares from time to time or such other number as may be approved by the Stock Exchange and the shareholders of the Corporation from time to time, provided that at all times when the Corporation is listed on the TSXV, the shareholder approval referred to herein must be obtained in compliance with the applicable policies of the TSXV. In addition, the total number of Shares reserved and available for grant and issuance pursuant to the Share Units shall not exceed 9,936,306 as at the date of hereof.

(2) Shares in respect of which an Award is granted under the Plan, but not exercised prior to the termination of such Award or not vested or settled prior to the termination of such Award due to the expiration, termination, cancellation or lapse of such Award, shall be available for Awards to be granted thereafter pursuant to the provisions of the Plan. All Shares issued pursuant to the exercise or the vesting of the Awards granted under the Plan shall be so issued as fully paid and non-assessable Shares.

Section 2.6 Participation Limits.

Subject to adjustment pursuant to provisions of Article 6 hereof, the aggregate number of Shares (i) issued to Insiders (as a group) under the Plan or any other proposed or established Share Compensation Arrangement within any one-year period and (ii) issuable to Insiders at any time under the Plan or any other proposed or established Share Compensation Arrangement, shall in each case not exceed ten percent (10%) of the total issued and outstanding Shares at the time of grant. Any Awards granted pursuant to the Plan, prior to the Participant becoming an Insider, shall not be excluded for the purposes of the limits set out in this Section 2.6.

Section 2.7 Additional TSXV Limits.

(1) In addition to the requirements in Section 2.5 and Section 2.6, subject to Section 4.2(7), and notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV:

(a) the total number of Shares which may be reserved for issuance to any one Eligible

Participant under the Plan together with all of the Corporation's other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date or within any 12-month period (in each case on a non-diluted basis);

(b) the aggregate number of Awards to any one Eligible Participant that is a consultant of the Corporation in any 12-month period must not exceed 2% of the issued Shares calculated at the date an option is granted;

(c) the aggregate number of Options to all persons retained to provide Investor Relations Activities must not exceed 2% of the issued Shares in any 12-month period calculated at the date an option is granted (and including any Eligible Participant that performs Investor Relations Activities and/or whose role or duties primarily consist of Investor Relations Activities);

(d) Options granted to any person retained to provide Investor Relations Activities must vest in a period of not less than 12 months from the date of grant of the Award and with no more the 25% of the Options vesting in any three (3) month period notwithstanding any other provision of this Plan; and

(e) the aggregate number of Share Units issuable to all Eligible Participants under the Plan must not exceed 9,936,306 as of the date hereof.

(2) At all times when the Corporation is listed on the TSXV, the Corporation shall seek annual TSXV and shareholder approval for this rolling Plan in conformity with TSXV Policy 4.4.

ARTICLE 3-OPTIONS

Section 3.1 Nature of Options.

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, subject to the provisions hereof.

Section 3.2 Option Awards.

(1) The Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) determine the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the "Exercise Price"), (iv) determine the relevant vesting provisions (including Performance Criteria, if applicable) and (v) determine the Expiry Date, the whole subject to the terms and conditions prescribed in this Plan, in any Option Agreement and any applicable rules of the Stock Exchange.

(2) Subject to the terms of any Employment Agreement or other agreement between the Participant and the Corporation, or the Board expressly providing to the contrary, and except as otherwise provided in a Option Agreement, each Option shall vest as to 1/3 on the first anniversary date of the grant, 1/3 on the second anniversary of the date of grant, and 1/3 on the third anniversary of the date of grant.

(3) Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV, the Corporation shall maintain timely disclosure and file appropriate documentation in connection with Option grants made under this Plan in accordance with TSXV Policy 4.4.

Section 3.3 Exercise Price.

The Exercise Price for Shares that are the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant and in any event shall not be less than the Discounted Market Price.

Section 3.4 Expiry Date; Blackout Period.

Subject to Section 6.2, each Option must be exercised no later than ten (10) years after the date the Option is granted or such shorter period as set out in the Participant's Option Agreement, at which time such Option will expire (the "Expiry Date"). Notwithstanding any other provision of this Plan, each Option that would expire during a Black-Out Period shall expire on the date that is ten (10) Business Days immediately following the expiration of the Black-Out Period.

Section 3.5 Exercise of Options.

(1) Subject to the provisions of this Plan, a Participant shall be entitled to exercise an Option granted to such Participant, subject to vesting limitations which may be imposed by the Board at the time such Option is granted.

(2) Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board may determine in its sole discretion.

(3) No fractional Shares will be issued upon the exercise of Options granted under this Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment pursuant to Section 6.1, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 3.6 Method of Exercise and Payment of Purchase Price.

(1) Subject to the provisions of the Plan and the alternative exercise procedures set out herein, an Option granted under the Plan may be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering an Exercise Notice to the Corporation in the form and manner determined by the Board from time to time, together with cash, a bank draft or certified cheque in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Options and any applicable tax withholdings.

(2) Pursuant to the Exercise Notice and subject to the approval of the Board, a Participant may choose to undertake a "cashless exercise" with the assistance of a broker in order to facilitate the exercise of such Participant's Options. The "cashless exercise" procedure may include a sale of such number of Shares as is necessary to raise an amount equal to the aggregate Exercise Price for all Options being exercised by that Participant under an Exercise Notice and any applicable tax withholdings. Pursuant to the Exercise Notice, the Participant may authorize the broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Corporation to satisfy the Exercise Price and any applicable tax withholdings, promptly following which the Corporation shall issue the Shares underlying the number of Options as provided for in the Exercise Notice.

(3) In lieu of exercising any vested Option in the manner described in this Section 3.6(1) or Section 3.6(2), and pursuant to the terms of this Article 3, a Participant may, by surrendering an Option ("Surrender") with a properly endorsed notice of Surrender to the Corporate Secretary of the Corporation, substantially in the form of Schedule "B" to the Option Agreement (a "Surrender Notice"), elect to receive that number of Shares equal to the quotient obtained by dividing:

(A) the product of the number of Options being exercised multiplied by the difference between the VWAP of the underlying Shares and the exercise price of the subject Options; by

(B) the VWAP of the underlying Shares.

(4) Upon the exercise of an Option pursuant to Section 3.6(1) or Section 3.6(3), the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to deliver to the Participant such number of Shares as the Participant shall have then paid for and as are specified in such Exercise Notice.

ARTICLE 4-SHARE UNITS

Section 4.1 Nature of Share Units.

A Share Unit is an Award entitling the recipient to acquire Shares, at such purchase price (which may be zero) as determined by the Board, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

Section 4.3 Share Unit Awards.

(1) Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs and/or PSUs under the Plan, (ii) fix the number of RSUs and/or PSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs and/or PSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including, in the case of PSUs, the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs and/or PSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

(2) The RSUs and PSUs are structured so as to be considered to be a plan described in Section 7 of the Tax Act or any successor to such provision.

(3) Subject to the vesting and other conditions and provisions set forth herein and in the RSU Agreement and/or PSU Agreement, the Board shall determine whether each RSU and/or PSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares.

(4) Share Units shall be settled by the Participant at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but no later than the Share Unit Settlement Date.

(5) Unless otherwise specified in the RSU Agreements, one-third of RSUs awarded pursuant to a RSU Agreement shall vest on each of the first three anniversaries of the date of grant.

(6) Each Non-Employee Director may elect to receive all or a portion his or her annual retainer fee in the form of a grant of RSUs in each fiscal year. The number of RSUs shall be calculated as the amount of the Non-Employee Director's annual retainer fee elected to be paid by way of RSUs divided by the Market Value. At the discretion of the Board, fractional RSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

(7) Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV, no person retained to provide Investor Relations Activities shall receive any grant of Share Units in compliance with TSXV Policy 3.4.

Section 4.3 Restriction Period Applicable to Share Units.

The applicable restriction period in respect of a particular Share Unit shall be determined by the Board but in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the Award is granted ("Restriction Period"). For example, the Restriction Period for a grant made in June 2020 shall end no later than December 31, 2024. Subject to the Board's determination, any vested Share Units with respect to a Restriction Period will be paid to Participants in accordance with Article 4, no later than the end of the Restriction Period. Unless otherwise determined by the Board, all unvested Share Units shall be cancelled on the Share Unit Vesting Determination Date (as such term is defined in Section 4.5) and, in any event, no later than the last day of the Restriction Period.

Section 4.4 Performance Criteria and Performance Period Applicable to PSU Awards.

(1) For each award of PSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the PSUs held by such Participant (the "Performance Period"), provided that such Performance Period may not expire after the end of the Restriction Period, being no longer than three (3) years after the calendar year in which the Award was granted. For example, a Performance Period determined by the Board to be for a period of three (3) financial years will start on the first day of the financial year in which the award is granted and will end on the last day of the second financial year after the year in which the grant was made. In such a case, for a grant made on January 4, 2020, the Performance Period will start on January 1, 2020 and will end on December 31, 2023.

(2) For each award of PSUs, the Board shall establish any Performance Criteria and other vesting conditions in order for a Participant to be entitled to receive Shares in exchange for his or her PSUs.

Section 4.5 Share Unit Vesting Determination Date.

(1) The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU and/or PSU have been met (the "Share Unit Vesting Determination Date"), and as a result, establishes the number of RSUs and/or PSUs that become vested, if any. For greater certainty, the Share Unit Vesting Determination Date in respect of Share Units must fall after the end of the Performance Period, if applicable, but no later than the last day of the Restriction Period.

(2) No Dividend Share Units, RSU or PSU issued pursuant to a this Plan, may vest before the date that is one year following the date it is granted or issued. However, the vesting required by Section 4.5(1) may be accelerated for a Participant who dies or who ceases to be an eligible Participant under the Plan in connection with a change of control, take-over bid, reverse takeover or other similar transaction.

Section 4.6 Settlement of Share Unit Awards.

(1) Subject to the terms of any Employment Agreement or other agreement between the Participant and the Corporation, or the Board expressly providing to the contrary, and except as otherwise provided in a RSU Agreement and/or PSU Agreement, in the event that the vesting conditions, the Performance Criteria and Performance Period, if applicable, of a Share Unit are satisfied:

(a) all of the vested Share Units covered by a particular grant may, subject to Section 4.6(4), be settled at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but no later than the date that is five (5) years from their Share Unit Vesting Determination Date (the "Share Unit Settlement Date"); and

(b) a Participant is entitled to deliver to the Corporation, on or before the Share Unit Settlement Date, a Share Unit Settlement Notice in respect of any or all vested Share Units held by such Participant.

(2) Subject to Section 4.6(4), settlement of Share Units shall take place promptly following the Share Unit Settlement Date and take the form set out in the Share Unit Settlement Notice through:

(a) in the case of settlement of Share Units for their Cash Equivalent, delivery of a bank draft, certified cheque or other acceptable form of payment to the Participant representing the Cash Equivalent;

(b) in the case of settlement of Share Units for Shares, delivery of Shares to the Participant; or

(c) in the case of settlement of the Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3) If a Share Unit Settlement Notice is not received by the Corporation on or before the Share Unit Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 4.7(2).

(4) Notwithstanding any other provision of this Plan, in the event that a Share Unit Settlement Date falls during a Black-Out Period and the Participant has not delivered a Share Unit Settlement Notice, then such Share Unit Settlement Date shall be automatically extended to the tenth (10th) Business Day following the date that such Black-Out Period is terminated.

Section 4.7 Determination of Amounts.

(1) Cash Equivalent of Share Units. For purposes of determining the Cash Equivalent of Share Units to be made pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and shall equal the Market Value on the Share Unit Settlement Date multiplied by the number of vested Share Units in the Participant's Account which the Participant desires to settle in cash pursuant to the Share Unit Settlement Notice.

(2) Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of Share Units pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and be the whole number of Shares equal to the whole number of vested Share Units then recorded in the Participant's Account which the Participant desires to settle pursuant to the Share Unit Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Corporation and the entitlement of the Participant under this Plan in respect of such Share Units settled for Shares shall be satisfied in full by such issuance of Shares.

ARTICLE 5-GENERAL CONDITIONS

Section 5.1 General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1) Employment - The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

(2) Rights as a Shareholder - Neither the Participant nor such Participant's personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant's Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) or the entry of such person's name on the share register for the Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued or entry of such person's name on the share register for the Shares.

(3) Conformity to Plan - In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(4) Non-Transferability - Except as set forth herein, Awards are not transferable and not assignable. Awards may be exercised only upon the Participant's death, by the legal representative of the Participant's estate, provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Award. A person exercising an Award may subscribe for Shares only in the person's own name or in the person's capacity as a legal representative.

(5) Hold Period - The granting of an Award (i) to Insiders, or (ii) where the exercise price is at a discount to the Market Price, shall be subject to a four-month hold period in compliance with the applicable policies of the TSXV.

Section 5.2 Dividend Share Units.

(1) When dividends (other than stock dividends) are paid on Shares, Participants shall receive additional RSUs and/or PSUs, as applicable ("Dividend Share Units") as of the dividend payment date. The number of Dividend Share Units to be granted to the Participant shall be determined by multiplying the aggregate number of RSUs and/or PSUs, as applicable, held by the Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Share, and dividing the result by the Market Value on the dividend payment date, which Dividend Share Units shall be in the form of RSUs and/or PSUs, as applicable. Dividend Share Units granted to a Participant in accordance with this Section 5.2 shall be subject to the same vesting conditions applicable to the related RSUs and/or PSUs. For greater certainty, any Dividend Share Units shall be counted towards the total number of Shares reserved and available for grant and issuance pursuant to Awards under the Plan in accordance with Section 2.5, Section 2.6 and Section 2.7.

(2) In the event that the Corporation does not have sufficient room under the Plan to satisfy its obligation to issue Dividend Share Units to Participants, the Corporation shall, in lieu of issuing such Participants the Dividend Share Units to which they would have otherwise been entitled, pay such Participants, for each Share Unit held, the amount of the dividend in cash, on the same basis had such Participant settled such Share Units for Shares immediately prior to the declaration of the dividend and become a shareholder of the Corporation.

(3) No declaration of a dividends shall be construed as conferring upon the Participant any right or interest whatsoever as a shareholder of the Company until the Shares are issued.

Section 5.3 Termination of Employment.

(1) Each Share Unit and Option shall be subject to the following conditions:

(a) Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for "cause", all unexercised vested or unvested Share Units and Options granted to such Participant shall terminate on the effective date of the termination as specified in the notice of termination. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. "Cause" shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation's Code of Ethics and any reason determined by the Corporation to be cause for termination.

(b) Retirement. In the case of a Participant's retirement, any unvested Share Units and/or Options held by the Participant as at the Termination Date will continue to vest in accordance with their vesting schedules, and all vested Share Units and Options held by the Participant at the Termination Date may be exercised until the earlier of the expiry date of such Share Units and Options or one (1) year following the Termination Date, provided that if the Participant is determined to have breached any post-employment restrictive covenants in favour of the Corporation, then any Share Units and/or Options held by the Participant, whether vested or unvested, will immediately expire and the Participant shall pay to the Corporation any "in-the-money" amounts realized upon exercise of Share Units and/or Options following the Termination Date. For greater certainty, any Share Units or Options (vested or unvested) must expire within a reasonable period, not exceeding twelve (12) months from the date of the Participant's retirement.

(c) Resignation. In the case of a Participant ceasing to be an Eligible Participant due to such Participant's resignation, subject to any later expiration dates determined by the Board, all Share Units and Options shall expire on the earlier of ninety (90) days after the effective date of such resignation, or the expiry date of such Share Unit or Option, to the extent such Share Unit or Option was vested and exercisable by the Participant on the effective date of such resignation and all unexercised unvested Share Units and/or Options granted to such Participant shall terminate on the effective date of such resignation.

(d) Termination or Cessation. In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for "cause", resignation or death) the number of Share Units and/or Options that may vest is subject to pro ration over the applicable vesting or performance period and shall expire on the earlier of ninety (90) days after the effective date of the Termination Date, or the expiry date of such Share Units and Options. For greater certainty, the pro ration calculation referred to above shall be net of previously vested Share Units and/or Options.

(e) Death. If a Participant dies while in his or her capacity as an Eligible Participant, all unvested Share Units and Options will immediately vest and all Share Units and Options will expire one hundred eighty (180) days after the death of such Participant.

(f) Change of Control. If a participant is terminated without "cause" or resigns for good reason during the 12 month period following a Change of Control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Share Units and/or Options will immediately vest and may be exercised prior to the earlier of thirty (30) days of such date or the expiry date of such Options.

(2) For the purposes of this Plan, a Participant's employment with the Corporation or an Affiliate is considered to have terminated effective on the last day of the Participant's actual and active employment with the Corporation or Affiliate, whether such day is selected by agreement with the individual, unilaterally by the Corporation or Affiliate and whether with or without advance notice to the Participant. For the avoidance of doubt, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant's last day of actual and active employment will be considered as extending the Participant's period of employment for the purposes of determining his entitlement under this Plan.

(3) The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any awards which would have settled or vested or accrued to the Participant after the date of cessation of employment or if working notice of termination had been given.

Section 5.4 Unfunded Plan.

Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation. Notwithstanding the foregoing, any determinations made shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the Income Tax Regulations, adopted under the Tax Act or any successor provision thereto.

ARTICLE 6-ADJUSTMENTS AND AMENDMENTS

Section 6.1 Adjustment to Shares Subject to Outstanding Awards.

(1) In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(2) In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consideration if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(3) If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 6.1(1) or Section 6.1(2) hereof or, subject to the provisions of Section 6.2(3) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation"), the Participant shall be entitled to receive upon the subsequent exercise or vesting of Award, in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of Section 6.2(3) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

(4) If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants' economic rights in respect of their Awards in connection with such distribution, transaction or change.

(5) Any adjustment, other than in connection with a security consolidation or security split, to any Awards granted or issued under the Plan must be subject to the prior acceptance of the TSXV, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

Section 6.2 Amendment or Discontinuance of the Plan.

(1) The Board may amend the Plan or any Award at any time without the consent of the Participants provided that such amendment shall:

(a) not adversely alter or impair any Award previously granted except as permitted by the provisions of Article 6 hereof;

(b) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and

(c) be subject to shareholder approval, where required by law, the requirements of the Stock Exchange or the provisions of the Plan, provided that shareholder approval shall not be required for the following amendments and the Board may make any such amendments:

(i) amendments of a general "housekeeping" or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan;

(ii) changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award (other than in respect of any Options held by persons retained to provide Investor Relations Activities for which prior approval of the TSXV shall be required at all times when the Corporation is listed on the TSXV);

(iii) any amendment regarding the administration of this Plan;

(iv) any amendment necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, this Plan or the shareholders of the Corporation (provided, however, that any Stock Exchange shall have the overriding right in such circumstances to require shareholder of any such amendments); and

(v) any other amendment that does not require the shareholder approval under Section 6.2(2).

(2) Notwithstanding Section 6.2(1)(c), the Board shall be required to obtain shareholder approval to make the following amendments:

(a) any amendment to the category of persons eligible to participate under this Plan;

(b) any change to the maximum number or percentage, as the case may be, of Shares issuable from treasury under the Plan, except such increase by operation of Section 2.5 and in the event of an adjustment pursuant to Article 6;

(c) any amendment which reduces the exercise price of any Award, except in the case of an adjustment pursuant to Article 6;

(d) any amendment that would permit the introduction or reintroduction of Non-Employee Directors as Eligible Participants on a discretionary basis or any amendment that increases the limits previously imposed on Non-Employee Director participation;

(e) any amendment to remove or to exceed the limits set out in Section 2.5, Section 2.6 or Section 2.7 with respect to the amount of Options and/or Share Units that may be granted or issued to any one person or category of Eligible Participant under this Plan;

(f) any amendment regarding the effect of termination of a Participant's employment or engagement;

(g) any amendment to add or amend provisions relating to the granting of cash-settled awards, provision of financial assistance or clawbacks and any amendment to a cash-settled award, financial assistance or clawbacks provisions which are adopted;

(h) any amendment to the amendment provisions of the Plan;

(i) any amendment which extends the term of any Option held by an Insider of the Corporation at the time of such proposed amendment;

(j) any amendment to the method for determining the Exercise Price of any Options;

(k) any amendment to the maximum term of any Award;

(l) any amendment to the expiry and termination provisions applicable to any Awards;

(m) any amendment to the method or formula for calculating prices, values or amounts under this Plan that may result in a benefit to a Participant; and

(n) any amendment that results in a benefit to an Insider of the Corporation.

At all times when the Corporation is listed on the TSXV, the shareholder approval referred to in Section 6.2(2)(c) (if any such Award is held by an Insider of the Corporation at the time of the proposed amendment), Section 6.2(2)(e) (in the case of the limits applicable to any one Eligible Participant and Insiders of the Corporation), Section 6.2(2)(i) and Section 6.2(2)(k) above must be obtained on a "disinterested" basis in compliance with the applicable policies of the TSXV.

(3) The Board may, subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant's employment shall not apply for any reason acceptable to the Board.

(4) Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV:

(a) the Corporation shall be required to obtain prior TSXV acceptance of any amendment to this Plan; and

(b) The Corporation shall be required to obtain disinterested shareholder approval in compliance with the applicable policies of the TSXV for this Plan if, together with all of the Corporation's previously established and outstanding equity compensation plans or grants, could permit at any time: (1) the aggregate number of Shares reserved for issuance under Awards granted to Insiders (as a group) at any point in time exceeding 10% of the issued Shares; and (2) the grant to Insiders (as a group), within a 12 month period, of an aggregate number of Awards exceeding 10% of the issued Shares, calculated at the date an Award is granted to any Insider.

Section 6.3 Change of Control.

(1) Notwithstanding any other provision of this Plan, in the event of a Change of Control, the surviving, successor or acquiring entity shall assume any Awards or shall substitute similar options or share units for the outstanding Awards, as applicable. If the surviving, successor or acquiring entity does not assume the outstanding Awards or substitute similar options or share units for the outstanding Awards, as applicable, or if the Board otherwise determines in its discretion, the Corporation shall give written notice to all Participants advising that the Plan shall be terminated effective immediately prior to the Change of Control and all Options, RSUs (and related Dividend Share Units) and a specified number of PSUs (and related Dividend Share Units) shall be deemed to be vested and, unless otherwise exercised, settled, forfeited or cancelled prior to the termination of the Plan, shall expire or, with respect to RSUs and PSUs be settled, immediately prior to the termination of the Plan. The number of PSUs which are deemed to be vested shall be determined by the Board, in its sole discretion, having regard to the level of achievement of the Performance Criteria prior to the Change of Control.

(2) In the event of a Change of Control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the Participants; (ii) otherwise modify the terms of the Awards to assist the Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such Change of Control. If the Change of Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to this Section 6.3 shall be returned by the Corporation to the Participant and, if exercised or settled, as applicable, the Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Shares and the original terms applicable to such Awards shall be reinstated.

ARTICLE 7-MISCELLANEOUS

Section 7.1 Currency.

Unless otherwise specifically provided, all references to dollars in this Plan are references to Canadian dollars.

Section 7.2 Compliance and Award Restrictions.

(1) The Corporation's obligation to issue and deliver Shares under any Award is subject to: (i) the completion of such registration or other qualification of such Shares or obtaining approval of such regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Shares to listing on any stock exchange on which such Shares may then be listed; and (iii) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. The Corporation shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which such Shares are then listed.

(2) The Participant agrees to fully cooperate with the Corporation in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance by the Corporation with such laws, rule and requirements, including all tax withholding and remittance obligations.

(3) No Awards will be granted where such grant is restricted pursuant to the terms of any trading policies or other restrictions imposed by the Corporation.

(4) The Corporation is not obliged by any provision of this Plan or the grant of any Award under this Plan to issue or sell Shares if, in the opinion of the Board, such action would constitute a violation by the Corporation or a Participant of any laws, rules and regulations or any condition of such approvals.

(5) If Shares cannot be issued to a Participant upon the exercise or settlement of an Award due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares will terminate and, if applicable, any funds paid to the Corporation in connection with the exercise of any Options will be returned to the applicable Participant as soon as practicable.

Section 7.3 Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

Section 7.4 Tax Withholding.

(1) Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation's transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 7.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

(2) The sale of Shares by the Corporation, or by a broker engaged by the Corporation (the "Broker"), under Section 7.4(1) or under any other provision of the Plan will be made on the Stock Exchange. The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares on his behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Corporation or the Broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Corporation nor the Broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(3) The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale.

(4) Notwithstanding the first paragraph of this Section 7.4, the applicable tax withholdings may be waived where the Participant directs in writing that a payment be made directly to the Participant's registered retirement savings plan in circumstances to which regulation 100(3) of the regulations of the Tax Act apply.

Section 7.5 Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 7.6 Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 7.7 Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

Section 7.8 Effective Date of the Plan.

The Plan was approved by the Board and shall take effect as of August 25, 2022.

ADDENDUM FOR U.S. PARTICIPANTS

ZENTEK LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

The provisions of this Addendum apply to Awards held by a U.S. Participant. All capitalized terms used in this Addendum but not defined in Section 1 below have the meanings attributed to them in the Plan. The Section references set forth below match the Section references in the Plan. This Addendum shall have no other effect on any other terms and provisions of the Plan except as set forth below.

1. Definitions

"cause" has the meaning attributed under Section 5.3(1)(a) of the Plan, provided however that the Participant has provided the Corporation (or applicable Subsidiary) with written notice of the acts or omissions constituting grounds for "cause" within 90 days of such act or omission and the Corporation (or applicable Subsidiary) shall have failed to rectify, as determined by the Board acting reasonably, any such acts or omissions within 30 days of the Corporation's (or applicable Subsidiary's) receipt of such notice.

"Separation from Service" means, with respect to a U.S. Participant, any event that may qualify as a separation from service under Treasury Regulation Section 1.409A-1(h). A U.S. Participant shall be deemed to have separated from service if he or she dies, retires, or otherwise has a termination of employment as defined under Treasury Regulation Section 1.409A-1(h).

"Specified Employee" has the meaning set forth in Treasury Regulation Section 1.409A-1(i).

2. Expiry Date of Options

Notwithstanding anything to the contrary in Section 3.4 of the Plan or otherwise, in no event, including as a result of any Black- Out Period or any termination of employment, shall the expiration of any Option issued to a U.S. Participant be extended beyond the original Expiry Date if such Option has an Exercise Price that is less than the Market Value on the date of the proposed extension.

3. Non-Employee Directors

A Non-Employee Director who is also a U.S. Participant and wishes to have all or any part of his or her annual retainer fees paid in the form of RSUs shall irrevocably elect such payment form by December 31 of the year prior to the calendar year during which the annual retainer fees are to be earned. Any election made under this Section 3 shall be irrevocable during the calendar year to which it applies, and shall apply to annual retainers earned in future calendar years unless and until the U.S. Participant makes a later election in accordance with the terms of this Section 3 of the Addendum. With respect to the calendar year in which a U.S. Participant becomes a Non-Employee Director, so long as such individual has never previously been eligible to participate in any deferred compensation plan sponsored by the Corporation, such individual may make the election described in this Section 3 of the Addendum within the first 30 days of becoming eligible to participate in the Plan, but solely with respect to the portion of the annual retainer not earned before the date such election is made. Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein, any RSUs issued to a U.S. Participant that is a Non-Employee Director in lieu of retainer fees shall be settled on earlier of (i) the U.S. Participant's Separation from Service, or (ii) a Change of Control provided that such change of control event constitutes a change of control within the meaning of Section 409A.

4. Settlement of Share Unit Awards.

(a) Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein, all of the vested Share Units subject to any RSU or PSU shall be settled on earlier of (i) the date set forth in the U.S. Participant's Share Unit Settlement Notice which shall be no later than the fifth anniversary of the applicable Share Unit Vesting Determination Date, (ii) the

U.S. Participant's Separation from Service, or (iii) a Change of Control provided that such change of control event constitutes a change of control within the meaning of Section 409A.

(b) Notwithstanding Section 4.6(1)(b) of the Plan, any U.S. Participant must deliver to the Corporation a Share Unit Settlement Notice specifying the Share Unit Settlement Date and form of settlement for his or her RSUs or PSUs on or prior to December 31 of the calendar year prior to the calendar year of the grant; provided that, the Share Unit Settlement Date may be specified at any time prior to the grant date, if the award requires the U.S. Participant's continued service for not less than 12 months after the grant date in order to vest in such Award. Any such election of Share Unit Settlement Date shall be irrevocable as of the last date in which it is permitted to be made in accordance with the forgoing sentence. Notwithstanding the foregoing, if any U.S. Participant fails to timely submit a Share Unit Settlement Notice in accordance with the foregoing, then such U.S. Participant's Share Unit Settlement Date shall be deemed to be the fifth anniversary of the Share Unit Vesting Determination Date, in addition, such settlement shall be in the form of Shares, Cash Equivalent, or a combination of both as determined by the Corporation in its sole discretion.

(c) For the avoidance of doubt, Section 4.6(4) of the Plan shall not apply to any Award issued to a U.S. Participant.

5. Dividend Share Units

For purposes of clarity, any Dividend Share Units issued to any U.S. Participant shall be settled at the same time as the underlying RSUs or PSUs for which they were awarded.

6. Termination of Employment

(a) Notwithstanding Section 5.3(1)(b) of the Plan, any unvested Share Units held by a Participant that retires shall be deemed vested as of the Termination Date and shall be settled at such time as set forth in Section 3 to this Addendum.

(b) For the avoidance of doubt, in the event that a U.S. Participant dies, his or her vested Options shall expire on the earlier of the original expiry date or one hundred and eighty days after the death of such Participant.

7. Specified Employee

Each grant of Share Units to a U.S. Participant is intended to be exempt from or comply with Code Section 409A. To the extent any Award is subject to Section 409A, then

(a) all payments to be made upon a U.S. Participant's Termination Date shall only be made upon such individual's Separation from Service.

(b) if on the date of the U.S. Participant's Separation from Service the Corporation's shares (or shares of any other Corporation that is required to be aggregated with the Corporation in accordance with the requirements of Code Section 409A) is publicly traded on an established securities market or otherwise and the U.S. Participant is a Specified Employee, then the benefits payable to the Participant under the Plan that are payable due to the U.S. Participant's Separation from Service shall be postponed until the earlier of the originally scheduled date and six months following the U.S. Participant's Separation from Service. The postponed amount shall be paid to the U.S. Participant in a lump sum within 30 days after the earlier of the originally scheduled date and the date that is six months following the U.S. Participant's Separation from Service. If the U.S. Participant dies during such six month period and prior to the payment of the postponed amounts hereunder, the amounts delayed on account of Code Section 409A shall be paid to the U.S. Participant's estate within 60 days following the U.S. Participant's death.

8. Adjustments.

Notwithstanding anything to the contrary in Article 6 of the Plan, any adjustment to an Option held by any U.S. Participant shall be made in compliance with the Code which for the avoidance of doubt may include an adjustment to the number of Shares subject thereto, in addition to an adjustment to the Exercise Price thereof.

9. General

Notwithstanding any provision of the Plan to the contrary, all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Board may, in its sole discretion and without the U.S. Participant's consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to the Corporation or contravening Code Section 409A. However, the Corporation shall have no obligation to modify the Plan or any Share Unit and does not guarantee that Share Units will not be subject to taxes, interest and penalties under Code Section 409A. Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Section 409A), and neither the Corporation nor any Subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such U.S. Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

APPENDIX "A"

FORM OF OPTION AGREEMENT

ZENTEK LTD.

OPTION AGREEMENT

[All Options issued to Insiders and Options issued at a discount to the Market Price must include the following legend:

Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate and the shares issuable upon the exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert the date that is four months and one day after the date of issue of the Options].

This Option Agreement is entered into between Zentek Ltd. (the "Issuer") and the Optionee named below pursuant to the Issuer's Incentive Stock Option Plan (the "Plan") a copy of which is attached hereto, and confirms the following:

1. Grant Date: ______________________________________________________

2. Optionee: ______________________________________________________

3. Optionee's Eligible Person Capacity

Under the Plan: ______________________________________________________

4. Number of Options: ______________________________________________________

5. Option Price

 ($ per Share): ______________________________________________________

6. Expiry Date of

 Option Period ______________________________________________________

7. Each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 pm. Toronto time on the expiry date of the Option Period. The Options vest as follows:

(a)●

8. The Option is non-assignable and non-transferable otherwise than, by will or by the law governing the devolution of property, to the Optionee's executor, administrator or other personal representative in the event of death of the Optionee.

9. This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

10. Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

11. By signing this agreement, the Optionee acknowledges that he, she, or its authorized representative has read and understands the Plan and agrees that the Options are granted under and governed by the terms and conditions of the Plan, as may be amended or replaced from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the___________ day of ___________________ , _____.

SIGNED, SEALED AND DELIVERED	)
by ________________________________in the	)
presence of:	)
)
)
)
Signature of Witness	)	Signature by Optionee
)
)
Print Name	)	Print Name

ZENTEK LTD.

Per:   ____________________________________________________

Authorized Signatory

SCHEDULE "A"

ELECTION TO EXERCISE STOCK OPTIONS

TO: ZENTEK LTD. (the "Corporation")

The undersigned Optionee hereby elects to exercise Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated ______________________, 20___ under the

Corporation's Omnibus Long-Term Incentive Plan (the "Plan"), for the number Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Number of Shares to be Acquired:	_____________________________

Exercise Price (per Share):	Cdn.$_____________________________

Aggregate Purchase Price:	Cdn.$_____________________________

Amount enclosed that is payable on account of any
source deductions relating to this Option exercise
(contact the Corporation for details of such amount):
Cdn.$_____________________________

□ Or check here if alternative arrangements have
been made with the Corporation;

and hereby tenders a certified cheque, bank draft or other form of payment confirmed as acceptable by the Corporation for such aggregate purchase price, and, if applicable, all source deductions, and directs such Shares to be registered in the name of ______________________________________________________________________.

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this ____ day of __________________, ______.

______________________________________________________
Signature of Participant

______________________________________________________
Name of Participant (Please Print)

SCHEDULE "B"

SURRENDER NOTICE

TO: ZENTEK LTD. (the "Corporation")

The undersigned Optionee hereby elects to surrender ________________ Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated ______________________, 20___ under the Corporation's Omnibus Long-Term Incentive Plan (the "Plan") in exchange for Shares as calculated in accordance with Section 3.6(3) of the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Please issue a certificate or certificates representing the Shares in the name of _______________________________________________________.

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this ____ day of __________________, ______.

______________________________________________________
Signature of Participant

______________________________________________________
Name of Participant (Please Print)

APPENDIX "B"

FORM OF RSU AGREEMENT

ZENTEK LTD.

RESTRICTED SHARE UNIT AGREEMENT

This restricted share unit agreement ("RSU Agreement") is granted by Zentek Ltd. (the "Corporation") in favour of the Participant named below (the "Recipient") of the restricted share units ("RSUs") pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"). Capitalized terms used and not otherwise defined in this RSU Agreement shall have the meanings set forth in the Plan.

The terms of the RSUs, in addition to those terms set forth in the Plan, are as follows:

1. Recipient. The Recipient is [⚫] and the address of the Recipient is currently [⚫].

2. Grant of RSUs. The Recipient is hereby granted [⚫] RSUs.

3. Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the RSUs granted hereunder, as determined by the Board, shall commence on [⚫] and terminate on [⚫].

4. Performance Criteria. [⚫].

5. Performance Period. [⚫].

6. Vesting. The RSUs will vest as follows: [⚫].

7. Transfer of RSUs. The RSUs granted hereunder are not-transferable or assignable except in accordance with the Plan.

8. Inconsistency. This RSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this RSU Agreement and the Plan, the terms of the Plan shall govern.

9. Severability. Wherever possible, each provision of this RSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this RSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this RSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

10. Entire Agreement. This RSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

 11. Successors and Assigns. This RSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

12. Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

13. Governing Law. This RSU Agreement and the RSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14. Counterparts. This RSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this RSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this RSU Agreement.

IN WITNESS WHEREOF the parties hereof have executed this RSU Agreement as of the ______ day of

_____________________, 20__.

ZENTEK LTD.

By:
Name:
Title:

Witness	[Insert Participant's Name]

APPENDIX "C"

FORM OF PSU AGREEMENT

ZENTEK LTD.

PERFORMANCE SHARE UNIT AGREEMENT

This performance share unit agreement ("PSU Agreement") is granted by Zentek Ltd. (the "Corporation") in favour of the Participant named below (the "Recipient") of the performance share units ("PSUs") pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"). Capitalized terms used and not otherwise defined in this PSU Agreement shall have the meanings set forth in the Plan.

The terms of the PSUs, in addition to those terms set forth in the Plan, are as follows:

1. Recipient. The Recipient is [⚫] and the address of the Recipient is currently [⚫].

2. Grant of PSUs. The Recipient is hereby granted [⚫] PSUs.

3. Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the PSUs granted hereunder, as determined by the Board, shall commence on [⚫] and terminate on [⚫].

4. Performance Criteria. [⚫].

5. Performance Period. [⚫].

6. Vesting. The PSUs will vest as follows: [⚫].

7. Transfer of PSUs. The PSUs granted hereunder are not-transferable or assignable except in accordance with the Plan.

8. Inconsistency. This PSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this PSU Agreement and the Plan, the terms of the Plan shall govern.

9. Severability. Wherever possible, each provision of this PSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this PSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this PSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

10. Entire Agreement. This PSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

11. Successors and Assigns. This PSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

12. Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

13. Governing Law. This PSU Agreement and the PSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14. Counterparts. This PSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this PSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this PSU Agreement.

IN WITNESS WHEREOF the parties hereof have executed this PSU Agreement as of the ______ day of _____________________, 20__.

ZENTEK LTD.

By:
Name:
Title:

Witness	[Insert Participant's Name]

 APPENDIX "D"

FORM OF U.S. PARTICIPANT/NON-EMPLOYEE DIRECTOR ELECTION FORM

ZENTEK LTD.

I ________________[name] wish to defer 100% of my annual retainer (including any annual retainers or fees for service on committees of the Board) for the calendar year [____] and any future calendar years unless and until I make a new election in accordance with the Plan and the Addendum. I, do hereby elect to have a Share Unit Settlement Date of [___] anniversary of the grant date of such RSUs, or if earlier upon my Separation from Service in respect of all of such RSUs (including any accumulated Dividend Share Units), and otherwise in accordance with the Plan and the special provisions of the Addendum to the Plan applicable to U.S. Participants.

I understand that this election shall be irrevocable as of the last date in which I am permitted to make such election in accordance with Section 3 of the Addendum to the Plan and I shall only be permitted to revoke or modify this election up to such date. I understand that this election shall apply to any other grants of RSUs that I may be granted in the future (if any) in respect of any retainer fees payable in future calendar years (and will become irrevocable as of December 31 of the prior calendar year) until I make a later election, which election shall be made no later than the date set forth in Section 3 of the Addendum to the Plan.

All capitalized terms not defined in this Election Form have the meaning set out in the Plan.

I understand and agree that the granting and settlement of RSUs are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Election Form.

Non-Employee Director Name	Date

Witness	Date

SCHEDULE C

AUDIT COMMITTEE CHARTER

Attached is the Audit Committee Charter

ZENTEK LTD.

AUDIT COMMITTEE CHARTER

MANDATE

The Audit Committee (the "Committee") is a committee of the board of directors (the "Board") of Zentek Ltd. (the "Company"). Its primary functions shall be to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and disclosure requirements, the overall maintenance of the systems of internal controls that management have established, and overall responsibility for the Company's external and internal audit processes.

The Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Charter. It may request any officer or employee of the Company, its external legal counsel or external auditor to attend a meeting of the Committee or to meet with any member(s) of the Committee.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Committee shall maintain an open communication between the Company's external auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member's duties as a member of the Board.

The Committee has the duty to determine whether the Company's financial disclosures are complete, accurate, are in accordance with international financial reporting standards and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the external auditor, and review compliance with laws and regulations and the Company's own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

MEMBERSHIP AND COMPOSITION

The Committee shall consist of at least three directors who shall serve on behalf of the Board, of which all are independent. The members shall be appointed annually by the Board and shall meet the independence, financial literacy and experience requirements of National Instrument 52-110 - Audit Committees, the TSX Venture Exchange, and other regulatory agencies as required.

A majority of members of the Committee will constitute a quorum for a meeting of the Committee.

The Board will appoint one member of the Committee to act as the chairperson of the Committee (the "Chair"). In his absence, the Committee may appoint another person provided a quorum is present. The Chair will appoint a Secretary of the meeting, who need not be a member of the Committee and who will maintain the minutes of the meeting.

MEETINGS

At the request of the external auditor, the Chief Executive Officer or the Chief Financial Officer of the Company, or any member of the Committee, the Chair will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chair, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner and no less than five (5) business days before the meeting.

The Committee shall meet no less than four times per year or more frequently if circumstances or the obligations require.

DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee shall be as follows:

A. Financial Reporting and Disclosure

i. Review and discuss with management and the external auditor at the completion of the annual examination:

a. the Company's audited financial statements and related notes;

b. the external auditor's audit of the financial statements and their report thereon;

c. any significant changes required in the external auditor's audit plan;

d. any serious difficulties or disputes with management encountered during the course of the audit; and

e. Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

ii. Review and discuss the Company's quarterly financial statements with management and the external auditor at the completion of any review engagement or other examination.

iii. Review and discuss with management annual reports, quarterly reports, management's discussion and analysis, prospectus and other disclosures and, if thought advisable, recommend such documents to the Board for approval.

iv. Review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the Company and provide their recommendations on such documents to the Board.

v. Inquire of the auditors the quality and acceptability of the Company's accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

vi. Meet independently with the external auditor and management in separate executive sessions, as necessary or appropriate.

vii. Ensure that management has the proper systems in place so that the Company's financial statements, financial reports and other financial information satisfy legal and regulatory requirements. Based upon discussions with the external auditor and the financial statement review, if deemed appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements.

viii. Oversee and enforce the Company's public disclosure practices.

EXTERNAL AUDITOR

i. Consider, in consultation with the external auditor, the audit scope and plan of the external auditor.

ii. Recommend to the Board the external auditor to be nominated and review the performance of the external auditor, including its lead partner.

iii. Confirm with the external auditor and receive written confirmation at least once per year as to disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

iv. Take reasonable steps to confirm the independence of the external auditor, which shall include:

a. ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company, consistent with generally accepting auditing practices;

b. considering and discussing with the external auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditor; and

c. Approving in advance any non-audit related services provided by the auditor to the Company with a view to ensuring independence of the auditor, in accordance with any applicable regulatory requirements, including the requirements of the TSX Venture Exchange with respect to approval of non-audit related services performed by the external auditor.

INTERNAL CONTROLS AND AUDIT

i. Review and assess the adequacy and effectiveness of the Company's systems of internal and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems and is able to assess the pertinent risks of the Company, and to further ensure that the risk of a material misstatement in the financial disclosures can be detected.

ii. Assess the requirement for the appointment of an internal auditor for the Company.

iii. Inquire of management and the external auditor about the systems of internal controls that management and the Board have established and the effectiveness of those systems. In addition, inquire of management and the external auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

OVERSIGHT FUNCTION

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chair, and any members identified as having accounting or related financial expertise, are members of the Board appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

CHARTER REVIEW

The Committee will annually review and reassess the adequacy of this policy and submit any recommended changes to the Board for approval.

ADOPTION

This Policy was adopted by the Board on August 1, 2010, reaffirmed as amended on March 20, 2019 and August 25, 2022.